UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 2, 2019
Commission File number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223400) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2019
Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading integrated steel and mining company, with a presence in more than 60 countries and steel-making operations in 18 countries, as described further below. ArcelorMittal had sales of $38.5 billion, steel shipments of 44.6 million tonnes, crude steel production of 47.8 million tonnes, iron ore production from own mines of 28.7 million tonnes and coal production from own mines of 2.7 million tonnes in the six months ended June 30, 2019 as compared to sales of $39.2 billion, steel shipments of 43.1 million tonnes, crude steel production of 46.5 million tonnes, iron ore production from own mines of 29.1 million tonnes and coal production from own mines of 3.1 million tonnes in the six months ended June 30, 2018.
ArcelorMittal has steel-making operations in 18 countries on four continents, including 46 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 13 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal's main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, pulverized coal injection (“PCI”) and thermal coal.
This report includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2019 included in this report.
Key factors affecting results of operations
The steel industry, iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 as a result of the global economic crisis.

Weakness in North American and European markets has a significant impact on ArcelorMittal’s results, with these markets together accounting for over 60% of ArcelorMittal's deliveries in 2019. Historically, in 2012, the onset of the eurozone crisis caused underlying European steel demand to weaken and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past six years, rising almost 3% per annum, returning to the average demand levels seen during the period between 2000 to 2005. However, 2018 deliveries remained approximately 18% below the 2007 peak and have continued to decline during the first half of 2019. Imports into the European Union (“EU”) have also risen more strongly than demand, more than doubling since 2012 to over 31 million tonnes in 2018, meaning domestic European deliveries have lost market share, impacting the ability of ArcelorMittal to serve one of its largest markets. In response to declining steel demand and the high level of imports during the first half of 2019, and a corresponding decline in steel prices, the Company has announced a reduction in supply to the European market. Underlying steel demand in North America increased strongly post-crisis, but apparent demand has been impacted by inventory movements, with high inventory levels resulting in stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. This caused a 10% decline in apparent steel demand in 2015, which negatively impacted the Company’s deliveries and profitability. Apparent demand in the United States declined further in 2016 as inventories continued to decrease and demand for Oil and Country Tubular Goods (“OCTG”) was still very weak. The situation then improved, with apparent steel demand growing over 6% year-on-year in 2017, due mainly to growth in pipes and tubes, demand for which was up around 85% year-on-year in 2018 compared to only 2% growth in flat and a slight decline in longs. Apparent steel demand grew again in 2018 by an estimated 2% and 5% for flat and long products, respectively, while demand for pipes and tubes declined slightly. Steel selling prices also recovered significantly in the United States in 2018, due to the imposition of 25% Section 232 tariffs in the United States, coupled with improving capacity utilization. In the first half of 2019, flat products steel demand has declined around 4.5% year-on-year due mainly to significant de-stocking as underlying real demand has weakened and steel prices began to fall from elevated levels. Indeed, Hot Rolled Coil ("HRC") prices in the U.S. have already declined sharply since the middle of 2018, with June 2019 HRC steel prices down around $300 per tonne ("/t") compared to the previous year. These steel market conditions negatively impacted the Company’s deliveries and profitability in the first half of 2019. Given the frailty of the current global economic outlook, any continued economic downturn, especially one having a major negative impact on developed markets, could significantly impact ArcelorMittal’s deliveries and profitability.
Demand dynamics in China have also substantially affected the global steel business. Historically, after growing strongly since 2000, Chinese steel demand started to decline in 2015 because of weaker real estate sector construction and machinery production. This decline in domestic demand led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and had the effect of curtailing domestic production in countries outside of China. A rebound in domestic demand and the beginning of a capacity reduction plan in China in the second half of 2016 led to a decline in exports by 14% year-on-year in the second half of 2016 and by 3% for the year as whole. While most exports were directed to Asia, and exports to the U.S. were reduced due to the impact of anti-dumping trade cases, a declining but still significant proportion were being directed toward ArcelorMittal’s core European markets in 2016. Chinese exports in 2015 were being sold at prices below cost (China Iron and Steel Association (CISA) reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. Since the second half of 2016, not only has demand continued to grow but significant capacity has been closed, consisting of over 150 million tonnes of legal blast furnace capacity and an estimated 120 million tonnes of illegal induction furnaces. This has led to a significantly higher capacity utilization rate, despite a 40 million tonnes reduction in exports over the past few years, translating into a much-improved domestic spread of steel prices over raw material costs, and therefore higher export prices. Starting in October 2017, this situation combined with environmental policies which led to temporary capacity restrictions over the winter period that caused even higher utilization rates in China and an even higher spread of steel prices over raw materials. Although prices have since fallen back as these temporary capacity restrictions were less strictly enforced in October 2018, utilization rates remain high and the risk of a renewed flood of Chinese exports has been reduced; it currently appears likely to occur again only if Chinese capacity were to increase and/or if Chinese demand were to weaken significantly. While Chinese exports have not changed significantly during the first half of 2019, the spread between Chinese steel prices and their raw materials has weakened to an average of $188/t, despite the relatively robust demand growth.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sale prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarters of 2015, 2016 and 2018. There may also be a disconnect between steel price movements and iron ore movements leading to a "price-cost squeeze", as happened in the first half of 2019. Raw material and steel price changes are further described below.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have been more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which decreased significantly in 2015, ending the year at $40/t and averaging only $56/t. Iron ore prices rebounded from $40/t during December 2015 to an average of $58/t in 2016, rising further to an annual average of $71/t in 2017 and then $69/t in 2018. Since the disastrous loss of life in the collapse of the Brumadinho dam in January 2019, the price of iron ore has risen sharply averaging $82/t in the first quarter of 2019, $101/t in the second quarter and are now above $120/t in early July 2019. Although this has resulted in higher profitability of ArcelorMittal’s mining operations, global steel prices have not kept up the pace with rising raw material costs and actually decreased in the first half of 2019 and the profitability of the Company's steel operations has eroded significantly as a result.
Economic environment
After peaking at 3.2 percent in both 2017 and 2018, global growth softened in the first half of 2019, with trade and manufacturing showing signs of marked weakness. Heightened policy uncertainty, including a recent re-escalation of trade tensions between major economies, has been accompanied by a deceleration in global investment and a decline in business confidence. Activity in major advanced economies - particularly in the euro area - as well as in some large emerging economies, such as Brazil, has been weaker than previously expected. While a more dovish stance by major central banks, including the U.S. Federal Reserve (the "Fed") and European Central Bank ("ECB") has led to some easing in external financing conditions, global growth is expected to decelerate to 2.7 percent in 2019 (GDP and industrial production data and estimates throughout this section are sourced from Oxford Economics July 2019), constrained by slowing global trade, weakened manufacturing activity and heightened policy uncertainties. Although demand for industrial commodities has generally softened, prices have partially recovered because of tightening supply conditions.
U.S. GDP growth reached 2.9 percent in 2018, following 2.2 percent growth in 2017, supported by the pro-cyclical fiscal stimulus in early 2018. The U.S. economy is now in its longest expansion on record - ten years of uninterrupted growth. Unemployment has been on a downward trend for almost a decade and is now at levels not seen since the late 1960s. Real wages are rising, as the impact on consumer prices of recent tariff increases have had a modest impact and productivity growth appears to be recovering. While real GDP momentum was a strong 3.2 percent growth in the first quarter of 2019, the fastest pace since early 2015, growth is expected to slow to around 2.6 percent this year. While headwinds persist in the form of dissipating impact of past fiscal stimulus, slower global growth and lingering trade uncertainty; strong labor market fundamentals, resilient private sector confidence and expected interest rate cuts by the Fed are expected to prevent a more serious downturn.
EU growth reached a cyclical peak of 2.6 percent in 2017, before moderating to 2.0 percent in 2018. The main source of the slowdown has been weaker external demand, including from Asia, especially China. Global trade tensions in 2019, most notably U.S.-China trade conflict, continue to weaken business confidence in the euro area, holding back investment. In addition, a combination of domestic factors, including disruptions in the German car industry in late 2018, policy uncertainties in Italy and Brexit uncertainties, continue to weigh on manufacturing activity. As a result, the economy remains dominated by the wide divergence between robust activity in services and a struggling manufacturing sector, which is still reeling from the impact on automotive production from the "Worldwide harmonised Light vehicle Test Procedure" (WLTP) and a sharp decline in auto exports to Turkey, as well as a deterioration in the external environment. For the first half of 2019, EU GDP growth is estimated to have slowed to 1.4 percent growth. For the second half of 2019, domestic demand is expected to remain resilient on the back of rising real wages and falling unemployment. And while external demand is projected to improve, the balance of risks remains to the downside, including because of the potential of U.S. auto tariffs and a no-deal Brexit. EU growth is projected to weaken to 1.4 percent in 2019 compared to 2.0 percent in 2018. Following strong growth of 7.4 percent in 2017 and solid momentum at the start of 2018, the Turkish economy slowed sharply and entered a recession in the second half of 2018. The downturn was triggered by corporate fragility stemming from rising levels of debt, often denominated in foreign currency, and exacerbated by political uncertainty. This led to significant pressure on financial markets and the value of the lira. Growth was 2.6 percent for 2018 as a whole. The deceleration of activity was partly driven by significant financial outflows from Turkey amid market concerns about high current account deficits and policy developments, which led to sharp falls in investment and private consumption. GDP growth is estimated to have declined by 3 percent year-on-year during the first half of 2019 as domestic demand contracted even more sharply.
Chinese GDP grew 6.6 percent in 2018, down slightly from 6.9 percent in 2017, supported by resilient consumption. While industrial production and export growth decelerated, reflecting easing global manufacturing activity, a rebound in private fixed investment helped offset a decline in public infrastructure and other state spending. Chinese GDP in the first half of 2019 slowed marginally to 6.3 percent, with momentum in industrial value added, consumption and investment remaining resilient, as recent activity has been supported by monetary and fiscal stimulus. Bank credit and bond issuance have picked up, but other non-bank lending has moderated due to regulatory tightening. However, export growth fell and equity prices, which rebounded in early 2019 partly due to policy support measures, have faced downward pressures amid the recent re-escalation of U.S. - China trade tensions in May and the subsequent increase of existing U.S. tariffs on $200 billion of Chinese exports from 10 percent to 25 percent.
After contracting by almost 7 percent during the 2015-16 recession, real GDP growth in Brazil was lackluster at only 1.1 percent per year in 2017 and 2018. Public debt is high and increasing, and, more importantly, medium-term growth prospects remain bleak in the absence of further reforms, particularly a robust social security reform and additional fiscal measures are necessary to put public debt on a sustainable trajectory. Growth is projected to decelerate to about 0.5 percent in 2019, negatively impacted by unexpected events, such as the Vale owned Brumadinho dam failure leading to a fall in mining output and weaker export growth impacted by the ongoing recession in Argentina. GDP growth is estimated to have weakened significantly to 0.3 percent in the first half of 2019 as the economy is suffering a mild technical recession. Growth is expected to rebound mildly in the second half of 2019 and into 2020, as the impact from the unexpected events is expected to dissipate only gradually and the impact of accommodative monetary policy is expected to start to support domestic economy.
Russian GDP growth accelerated to 2.3 percent in 2018 from 1.6 percent in 2017, the highest growth since 2013, supported by favorable global growth and higher oil prices that boosted net exports, in addition to resilient domestic demand amid stable gains in real wages. After losing growth momentum in late 2018, Russia GDP growth in the first half of 2019 is estimated to have decreased to 0.7 percent, due to the impact of a VAT rate increase in early 2019 reducing consumption and a relatively tight monetary policy, which led to slower growth in investment. Moreover, the slump in external demand due to slowing global trade and moderating oil prices was also one large negative contributor to growth momentum. GDP growth for the whole year is projected to slow to only 1.1 percent in 2019, restrained by sliding private consumption and investment, in addition to unfavorable external conditions stemming from sanctions, global political and trade uncertainties and lower oil prices.
Global industrial production (“IP”) growth increased to 3.6 percent year-on-year in 2017 from 1.5 percent in 2016. The upswing in IP growth continued during the first half of 2018 with growth increasing to 3.6 percent before slowing to 2.6 percent in the second half as automotive output weakened globally toward the year-end. Heightened levels of uncertainty, weaker global trade growth as well as crises in Argentina and Turkey drove industrial production growth down to 1.5 percent during the first half of 2019.
Global apparent steel consumption (“ASC”) is estimated to have increased by 2.6 percent year-on-year in 2018, after robust growth of 3.8 percent in 2017. This was mainly due to Chinese demand being stronger-than-expected, growing approximately 3.1 percent, supported by the strength of machinery output and a better than expected real estate market. Elsewhere, world-ex-China ASC grew around 2.2 percent year-on-year, supported by strong growth in Indian sub-continent (7.8 percent), ASEAN (5.2 percent), Africa (6.4 percent) and EU28 (3.1 percent). Other regions grew more slowly including CIS (2.6 percent) and NAFTA (0.8 percent) where growth in the U.S. of approximately 2 percent was offset by declining demand in Mexico. Demand growth in world ex-China was impacted by a sharp decline in Turkish steel demand (-12.6 percent) due to the crisis that hit the economy during the second half of 2018 and a slight decline in Developed Asia (-1.1 percent). In the first half of 2019, the Company estimates that world-ex China ASC grew by 0.2 percent from Jan to May. In EU28, ASC growth declined by -2.6 percent in Jan to April 2019 as underlying demand for steel was impacted by weakness in manufacturing, particularly from automotive and machinery sectors, due to slowing global trade and rising uncertainty related to the U.S.-China trade conflict. While underlying demand for steel in the U.S. is relatively better than EU28, ASC growth for the U.S. for the first five months of 2019 also weakened to 0.6 percent relative to 2018 due to inventory destocking affecting ASC for flat products, offset by continued growth in ASC for long products and tubular products. ASC for Brazil in the first five months of 2019 grew over 4 percent year-on-year despite the economy undergoing a technical recession and continuing weakness in the construction sector.

Steel production
World crude steel production in 2018 increased to 1.81 billion tonnes from 1.73 billion tonnes in 2017, an increase of around 80 million tonnes. Production growth in the first half of 2019 continued to grow, up 43.3 million tonnes or 4.9% year-on-year at 925 million tonnes from 882 million tonnes in the first half of 2018. However, according to World Steel data, China is the sole reason behind this increase, growing 44.3 million tonnes year-on-year in the first half of 2019 as further discussed below. World ex-China production fell slightly by 1 million tonnes or -0.2% year-on-year in the first half of 2019, due to significant decreases in some countries, notably Argentina (-9.0% year-on-year), Canada (-10.9% year-on-year), Turkey (-10.1% year-on-year), and Mexico (-7.5% year-on-year).
Steel production within the European Union (EU28) decreased 2.5% year-on-year in the first half of 2019 after increasing 1.7% year-on-year in the first half of 2018. Total EU28 production decreased by 2.2 million tonnes in the first half of 2019, mainly caused by a 1.1 million tonnes or 5.1% year-on-year decrease in German production. Production in Europe as a whole has decreased by 3.6% in the first half of 2019 year-on-year. The decrease year-on-year in Turkish production by 1.9 million tonnes accounts for approximately half of the total European decline of 3.8 million tonnes during the first half of 2019. India’s growth in production continued, increasing another 5% year-on-year in the first half of 2019 following the year-on-year increase of 5.1% in the first half of 2018. Developed Asia (Japan, South Korea and Taiwan) production decreased by 0.9% year-on-year in the first half of 2019, to 51.1 million tonnes.
China’s steel production continues to lead the world, increasing by 9.9% in the first half of 2019 year-on-year, an increase of 44.3 million tonnes. However, ArcelorMittal believes the growth in Chinese production is lower than official estimates as the Company includes an estimate for under-reported production in 2018, reducing growth in the first half of 2019 to 2.8% year-on-year. Production in the U.S. increased 5.4% year-on-year in the first half of 2019, an additional 2.3 million tonnes, supported by the protection of Section 232 tariffs.
Annual Global production data is for all 95 countries for which production data is published by the World Steel, whereas in year estimates are compiled using World Steel data for 61 countries for which monthly data is available.

Steel prices
Flat products
In the first quarter of 2019, steel prices for flat products in Europe continued their steady downward trend which started in September 2018. The prices of hot rolled coil (“HRC”) in Northern Europe reached €517/t in January 2019, finishing the quarter €8/t lower, at €509/t. The decrease was attributable to the weak domestic demand in the beginning of the year and to high levels of inventories. In Southern Europe, HRC prices followed an inversed trend starting at €470/t in January and closing the quarter at €486/t, €16/t higher. This inversed trend was partially driven by a stronger demand in Southern Europe and partially by the Turkish imports that were entering the Italian market with higher price ranges between €495/t-€500/t Cost, Insurance and Freight Free Out (“CIFFO”) effective. Domestic mills followed the Turkish import prices.
In the second quarter of 2019, prices in Northern Europe continued to decrease and ended the quarter at €486/t, which was €11/t lower compared to April 2019. HRC prices in the Southern regions followed the same trend from the previous quarter peaking in June at €472/t, from €469/t in April. Turkish suppliers continued with their export offers of €470/t-€480/t CIFFO effective into Italy and Iberia, providing room for further increases in Southern European domestic prices, given there was no import price pressure. The average HRC prices for the first half of 2019 were €499/t in Northern Europe and €472/t in Southern Europe, which were both €66/t lower than in the first half of 2018.
In the United States, domestic HRC prices continued their downward trend since July 2018. The first quarter of 2019 started with prices at $776/t in January and in March reached $767/t ($9/t lower). Prices in the second quarter of 2019 plunged even deeper - from $749/t in April to $598/t in June (a drop of $151/t) which is well below import parity levels. This descent represents the market’s search for an equilibrium point after additional local capacity came on-stream in the second half of 2018. This additional supply availability added pressure on domestic prices at the same time as domestic mills were fighting imports. U.S. suppliers' short lead time combined with comfortable inventory levels at customers' side contributed to the downward trend in domestic prices.
The average HRC prices for the first half of 2019 in the United States was $723/t, as compared to $907/t for the first half of 2018 (a drop of $184/t). The anticipated decline in imports, as an outcome of Section 232 import tariff implementation, was not as strong as expected. Therefore, import prices continued to add pressure on the domestic pricing, although this effect is decreasing. The HRC import Houston DDP index continued to decline over the first half of 2019, from $746/t in the first quarter to $685/t in the second quarter.
In China, spot HRC prices averaged at $482/t VAT excluded in the first quarter of 2019. The year started in January with prices at $467/t, strengthening to $494/t by March, as a result of market’s resumed activity following the Chinese New Year.

In the second quarter of 2019, due to the market seasonality, the peak prices were reached in April at $523/t VAT excluded. The second quarter of 2019 closed in at an average of $512/t VAT excluded. Despite the governmental measures targeting production cuts due to overcapacity and environmental issues, domestic mills have reacted slowly to the indications, driving the domestic price by end of June 2019 to $493/t VAT excluded, i.e. on a downward trajectory. The HRC domestic price in China averaged $497/t VAT excluded for the first half of 2019, compared to $557/t VAT excluded for the first half of 2018.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2018	€561	€545	$834	$549
Q2 2018	€567	€530	$980	$565
Q3 2018	€566	€537	$982	$546
Q4 2018	€548	€499	$883	$489

Q1 2019	€510	€477	$766	$482
Q2 2019	€487	€467	$679	$512

Long Products
Prices of long steel products in Europe continued their steady downward trend during the first half of 2019. In January 2019, rebar price and medium sections price reached €528/t and €624/t, respectively. The rebar price decline started in August 2018, while the medium sections price decline started in January 2019. By the end of March 2019, the rebar price and the medium section price dropped to €526/t and €588/t, respectively, reaching a quarterly average of €526/t and €605/t, respectively. In June 2019, prices bottomed further to €501/t for rebar and €579/t for medium sections. The falling domestic pricing environment followed the trend of weakening world scrap prices on international markets.
In Europe, the average medium sections price for the first half of 2019 was €595/t as compared to an average of €603/t for the first half of 2018. The average rebar price for the first half of 2019 was €521/t as compared to €552/t for the first half of 2018.
In Turkey, rebar export prices continue to align closely with the evolution of world scrap prices. The first quarter of 2019 started for Turkish rebar at one of the lowest points compared to the previous six quarters at $466/t Free on Board (“FOB”), which is in line with the bottomed HMS 1&2 index at $310/t Cost & Freight (“CFR”). However, the March 2019 rebar export price was $482/t FOB, higher by $36/t compared to January at $446/t. During the second quarter of 2019, the Turkish export rebar price followed a month over month downward trend alongside scrap HMS 1&2 index, from a high of $480/t FOB at beginning of April down to $468/t FOB at the end of June. Nevertheless, the average for the second quarter, at $473/t, was higher than the average for the previous quarter at $466/t. In the first half of 2019, the Turkish export rebar price averaged $470/t FOB compared to $562/t FOB average during the first half of 2018.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2018	€614	€558	$572
Q2 2018	€592	€545	$552
Q3 2018	€611	€551	$525
Q4 2018	€626	€538	$490

Q1 2019	€605	€526	$466
Q2 2019	€584	€515	$473

Current and anticipated trends in steel production and prices
In China, ArcelorMittal believes that steel production grew in 2018 almost 2.5% (due to under reported production in 2017, despite the 6.6% increase in official figures) as demand grew over 3%, yet exports declined by 8%. The Company's estimate for year-on-year production growth in the first half of 2019 is 2.8%, much lower than official estimates of 9.9% year-on-year growth. Despite the Company's estimate of lower production growth, demand has proven better than expected, as real estate proved more resilient and infrastructure was supported by a government stimulus enacted to keep GDP growth broadly stable after the U.S. imposed tariffs on Chinese exports. The high Chinese HRC spread (difference between raw material costs and finished steel prices) was sustained at around $255/t in first quarter of 2018 and increased to approximately $280/t by the middle of the year supported by an elevated crude steel utilization rate as demand was strong but capacity constrained. The spread fell from October through the end of the year to the level of $190-195/t due to a lower winter capacity constraint compared to the prior year and negative sentiment on demand. The spread has proven volatile during 2019 but has weakened slightly to an average of $188/t during the first half of 2019, despite the relatively robust demand growth. While it is difficult to explain such a low spread when utilization rates remain so high, cost support to spreads from capacity constraints in supply industries such as coke and electrodes has reduced significantly which in turn will have reduced support to domestic Chinese prices and spreads. With spreads in June and July in the $150-$160 range, the Company anticipates a pick-up in the spread in the second half of 2019 although risks from demand weakness may stall this.
U.S. ASC increased by just over 2% in 2018, and with imports decreasing by around 10% due to the impact of the 25% Section 232 tariffs, production increased by 6.2%. Flat product demand has been weaker than expected during the first half of 2019 due to prolonged destocking as prices declined. However, this has been more than offset by strong growth in longs and stable demand in pipes and tubes with ASC growth of 0.6% year-on-year in the first five months of 2019. The Company anticipates a rebound in flat steel demand in the second half after an end to destocking, while, growth in longs is expected to slow, leading to the Company's expectation of a small (0 to 1%) increase in steel demand in 2019. With imports continuing to be capped by tariffs, steel production should grow at a slightly stronger rate than demand. Indeed, U.S. crude steel production is up over 5% year-on-year during the first half of 2019. In the EU, steel demand grew around 3% in 2018 but imports grew more strongly, as they have over the past few years, and took a larger share of demand. While output from European mills improved in 2017 and during the first half of 2018, weakening demand during the second half of 2018 caused crude steel output to stagnate in 2018 (-0.4% year-on-year). In 2019, steel demand has so far declined (-2.6% year-on-year during Jan-April) and despite the safeguard measures on steel trade, overall prices have declined sharply during the first half of 2019.
Overall, ArcelorMittal expects world ex-China ASC to grow again in 2019 but only by 0.5 to 1% as declines in Argentina, Turkey, Iran, as well as European demand are just slightly offset by demand growth in South America and in developing Asian and African markets. Current levels of steel price spreads are below what should be expected given the still relatively high utilization rates globally. As such, the Company expects a gradual improvement in the spread of steel prices over raw material costs during the second half of 2019.
Raw materials
The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
Throughout 2016, raw material prices were increasingly volatile and impacted by short-term changes in sentiment, mainly related to Chinese market demand sentiment for crude steel and how the government might deal with excess steelmaking capacity. Iron ore and coking coal prices increased by 5.2% and 58.2% year-on-year, respectively in 2016 (Metal Bulletin 2016 vs. 2015). The increase in the average reference iron ore and hard coking coal price continued in 2017 also supported by the impact of induction furnaces capacity closures since 2016. Iron ore and coking coal prices increased by 22.3% and 31.5% year-on-year, respectively in 2017 (Metal Bulletin 2017 vs. 2016).
In the first quarter of 2018, iron ore market reference prices increased following a decrease in the fourth quarter of 2017, averaging $74.39/t, up 13.6% compared to the fourth quarter of 2017 (Metal Bulletin 2018 vs. 2017), supported by robust crude steel production in China. In the first half of 2019, iron ore market reference prices increased following a supply disruption caused by the collapse of the Brumadinho dam owned by Vale in Brazil on January 25 and the cyclone in Australia mining region (end of March), averaging $91.4/t, up 15% compared to the fourth quarter of 2018 (Metal Bulletin 2019 vs. 2018).
Coking coal prices in the first half of 2018 were also supported by robust crude steel production in China as well as bullish market sentiment from risk of lower Australian supply due to the announcement of changes in the maintenance schedule by the main local rail network operator. Coking coal prices in the first half of 2019 were supported by incidents in Australia (heavy rains, accident at Anglo’s Moranbah mine) and local rail network operator trade union’s industrial action and maintenance works.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steel makers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2016, 2017, 2018 and the first half of 2019, the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
In the first quarter of 2018, iron ore prices recovered to $74.39/t, up 13.6% compared to the fourth quarter of 2017. However, great price disparities were observed. Seaborne iron ore demand was hit by a persistent weakness in downstream steel demand, the trade war developing between China and the U.S. and the extension of winter restrictions in China beyond March 15, 2018, all of which had a significant impact. In March, prices plummeted from the highest quarter price of $79.39/t in the beginning of the month to $64.99/t at the end of the month (Metal Bulletin 2017 & 2018). In the second quarter of 2018, prices decreased and remained stable at an average $65.97/t despite strong steel demand over the period. China iron ore port stocks remained high and concentrate production sharply decreased year-over-year as a result of mine inspections. However, steel PMI (Purchasing Manager Index) remained in expansion at 51.6 points in June. In the third quarter, prices were fairly stable, averaging $66.86/t. Low prices on the seaborne market found support in fear of an intensification of the trade war between China and the U.S., depreciation of the Chinese currency, low future prices and environmental restriction in China. Iron ore prices jumped in the fourth quarter of 2018 and averaged $71.56/t. The iron ore price reached $76.75/t on November 12, 2018 amid strong steel margins depleting stocks at Chinese ports and restocking demand in China before the start of the winter period. Also, the derailment of a BHP train carrying iron ore in Australia in the beginning of November provided some short-term support to the iron ore price that boosted the November average. However, prices dropped at the end of November, and in the beginning of December, mills corrected for weak off-season demand and reduced steel margins due to less stringent winter restrictions, which led to prices at the end of 2018 at $72.70/t.
In the first quarter of 2019, following the Vale owned Brumadinho dam disaster in Brazil, the seaborne iron ore market surged to $82.41/t on average, up 15% versus the last quarter of 2018. The supply shock was aggravated by the cyclone season in Australia with some Australian iron ore producers lowering their output guidance for the year, which contributed to reaching $100.92/t on average in the second quarter of 2019 with a peak of $125.77/t on July 2 (Metal Bulletin) also supported by lower inventories at Chinese ports.
Coking coal and coke
Coking coal prices entered 2018 as a bullish market with record high vessel queues at a key port in Queensland, Australia and Chinese restocking demand high ahead of the Chinese New Year holiday. The spot prices (Metal Bulletin Premium Hard Coking Coal FOB Australia index) averaged $228/t in the first quarter of 2018 increasing 36.8% year-on-year and 12.2% as compared to the fourth quarter of 2017. The elevated prices were then corrected in the second quarter and reached $189/t (quarterly average) due to the extension of Chinese winter restrictions until April and delayed increase of steel demand in China. However, the downward movement was limited by a continued threat of supply disruptions due to Aurizon’s announced change in the maintenance plan at its rail system in Australia, and safety checks at Chinese mines. The price also found support from Chinese coke prices as domestic coke producers faced environmental crackdowns. In the third quarter, coking coal prices averaged $184/t and $183/t in July and August respectively with no major supply disruption and less demand during Indian monsoon season. The prices rose again in September to $198/t with demand from strong steel production in China amid healthy margins and tight supply of low-Sulphur coking coal in the Chinese domestic market. Prices kept on increasing in the last quarter on the back of strong steel production and threat of supply issues from scheduled maintenance at key Australian ports which increased port queues again to the record levels seen at the end of 2017. The bullish sentiment found support from the breakout of a fire at one Australian mine, rendering it idle for at least six months. The coking coal spot prices increased to a quarterly average of $221/t in the fourth quarter of 2018.
In the first quarter of 2019, coking coal prices were volatile ranging from $190/t to $217/t. The volatility was supported by incidents in Australia, including heavy rains, an accident at Anglo’s Moranbah mine and local rail network operator trade union’s industrial action. The average spot price in the first quarter of 2019 was $206.33/t (Metal Bulletin Premium Hard Coking Coal FOB Australia index).
In the second quarter of 2019, prices first increased to the quarter’s high of $213.16/t on May 13, fueled by the increased sentiment of less availability of metallurgical coal railroad capacity in Australia due to local rail network operator maintenance in April. Then the prices decreased back to $191.61/t on June 28 due to reduced steel margins putting pressure on coke prices and mild purchasing activity in India due to the Monsoon season (July-August). The average spot price in the second quarter of 2019 (HCC FOB Australia) was $202.85/t.

ArcelorMittal has continued to leverage its full iron ore and coking coal supply chain and diversified supply portfolio as well as the flexibility provided by contractual terms to mitigate regional supply disruptions and also mitigate part of the market price volatility.
The following table shows quarterly average prices of iron ore and coking coal for the past six quarters:

	Iron ore	Coking coal
Source: Metal Bulletin	average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2018	74.39	228.48
Q2 2018	65.97	188.89
Q3 2018	66.86	188.17
Q4 2018	71.56	220.79

Q1 2019	82.41	206.33
Q2 2019	100.92	202.85
Scrap
During the first half of 2019, the German suppliers index “BDSV”* for reference grade E3 was quite stable starting in January 2019 at €262.28 and reaching a maximum for the period of €277.58 in March. This high was followed by a drop to €260.28 in June 2019. In 2018, annual average E3 prices in the EU were €285/t versus €270/t in the first half of 2019 representing a drop of €15/t. In the first 5 months of 2019, European domestic scrap demand was 2.4% lower than the same period in 2018, but scrap exports out of the EU increased by 3.9%. Turkey remains the main destination of EU scrap, with 66% of EU scrap exports despite a drop of 7% in exports to Turkey in the first quarter of 2019 versus the first quarter of 2018. Indian sub continent is the second biggest destination of EU scrap. In the first quarter of 2019, 21% of EU scrap exports were to India versus 14% in the first quarter of 2018.
Turkey’s scrap imports declined by 24% in the first quarter of 2019 compared to the first quarter of 2018, nevertheless it remains the main scrap buying country in the international market. Turkish EAF steel production dropped from 69% in 2018 to 66% in the first 5 months of 2019 and steel production was down by 10% in the same period. Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2019 at $280/t reaching a maximum for the year in March at $317/t and then dropped month by month to reach $286/t in June. The Scrap Index HMS 1&2 CFR Turkey, North Europe origin decreased from an average of $334/t for 2018 to $299/t for the first half of 2019, a drop of $35/t. Parity of European scrap prices with exports continues in 2019, but EU domestic prices were slightly higher than Turkish import prices in the first half of 2019.
In the domestic U.S. market, HMS 1 delivered Midwest index was $46/t lower in the first half of 2019 than 2018. The Midwest Index for HMS 1 decreased from an average of $322/t for 2018 to $273/t for the first half of 2019. On the export market, HMS Turkey East Coast average prices for the first half of 2019 were at $305/t, a decrease by $39/t compared to 2018.

Ferro alloys and base metals
The underlying price driver for manganese alloys is the price of manganese ore, which was at the price level of $5.95 per dry metric ton unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2019 while it was $6.80 in January 2019.The price of manganese ore has been on a continuous decline from a peak of $8.18/dmtu during April 2018 as a result of lower global demand that started during the second half of 2018. Manganese alloys prices followed the same trend as manganese ore from the second half of 2018.
The average price of high carbon ferro manganese in the first half of 2019 was $1,247/t, lower compared to the first half of 2018 ($1,417/t). The average price of silicon manganese in the first half of 2019 was $1,267/t as compared to $1,366/t in the first half of 2018.
The average price of medium carbon ferro manganese in the first half of 2019 was $1,880/t, as compared to $1,963/t during the first half of 2018. The decrease in manganese alloys prices is mainly coming from Europe. In North America, the decrease was at a lower scale, and there was even an increase in prices for medium carbon ferro manganese.
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2019 was $2,732/t, representing a decrease of 16.4% as compared to the average price in the first half of 2018 of $3,268/t. The January average price was $2,559/t while the June average price was $2,602/t, with a low of $2,462 on January 2, 2019 and high of $3,018 on April 1, 2019. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 97,000 tonnes as of June 28, 2019, representing a 25% decrease compared to December 31, 2018 when registered stocks stood at 129,325 tonnes, mainly driven by weakening demand in the west and SHFE Zinc stocks increasing significantly during the same period.
The average price of tin in the first half of 2019 was $20,432/t, representing a 1.3% increase compared to the 2018 average of $20,167/t. The average price of aluminum in the first half of 2019 was $1,826/t, representing a 13.5% decrease compared to the 2018 average of $2,110/t. The average price of nickel in the first half of 2019 was $12,315/t, representing an 6.1% decrease compared to the 2018 average of $13,118/t although it increased 16.2% in 2019 compared to December 31, 2018.
Energy
Solid fuels, electricity and natural gas are some of the primary raw material inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
Oil
At the end of 2016, a group of producers led by OPEC (the Organization of the Petroleum Exporting Countries) and Russia agreed to cut production and cap output at 1.8 million barrels per day (“bpd”). Initially, the cuts were to last for only six months but got extended in May 2017 and again in November 2017. As a result, in the summer of 2017, the momentum shifted and prices gained 75% year-on-year from $45/barrel ("bbl") in May 2017 to $80/bbl in May 2018. In June 2018, OPEC and its allies decided to increase production by 1 million bpd. This came at a time when the U.S. had just pulled out of the Iran nuclear deal, and was threatening sanctions against any country which further imported Iranian oil. The market reacted with a delayed price hike with the Brent crude oil front month contract peaking at $86/bbl (a 4-year high) in October 2018, only to fall more than 30% in the following month. To stop plummeting prices, a last effort from OPEC and its allies was made in early December, when they jointly decided to cut output by 1.2 million bpd throughout the first half of 2019. Consequently, the oil market tightened throughout the first quarter and second quarter of 2019, finishing the first half of the year just higher than $65/bbl, but almost $10/bbl lower than its mid-April peak of $75/bbl. The driving forces remained the same, while tensions grew in the Middle East fueled by renewed sanctions on Iran, the U.S. continued to pump oil at record high levels. Facing a gloomy economic outlook, at the start of the third quarter of 2019, OPEC and Russia confirmed that they would continue their efforts to balance the global market by extending the 1.2 million bpd cut by another nine months.
The following table shows quarterly average prices of crude oil, thermal coal and CO2 for the past six quarters:

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	West Texas intermediate spot average price $ per barrel	European thermal coal import (API2) spot average price $ per ton	European Union allowance spot average price € per ton of CO2 equivalent

Q1 2018	67.23	62.89	86.09	9.80
Q2 2018	74.97	67.91	89.97	14.49
Q3 2018	75.84	69.43	98.66	18.85
Q4 2018	68.60	59.34	92.45	20.47

Q1 2019	63.83	54.90	75.37	22.23
Q2 2019	68.47	59.91	57.13	25.55

CO2
The integrated steel process involves carbon reduction which leads to CO2 emissions, which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. Launched in 2005, the European Union Emission Trading System (“EU-ETS”) is currently in its third phase, stretching from 2013 to December 2020. After 2020, this system may require ArcelorMittal to incur additional costs to acquire emission allowances. The EU-ETS is based on a cap-and-trade principle; it sets a cap on greenhouse gas emissions (“GHG”) from covered installations, which is then reduced year after year. Since 2009, a surplus of emission allowances has built up in the EU-ETS which kept prices below €10 per ton of CO2 equivalent (“€/tCO2e”) until 2018. In 2016 and 2017, the price for a European Union Allowance (“EUA”) - which gives the holder the right to emit one ton of carbon dioxide (“CO2”) - ranged between €4/tCO2e and €6/tCO2e.
To boost the EUA price and to provide an incentive to the industry and the power sector to alter their behavior in terms of CO2 emissions, in July 2015 the European Commission proposed a reform of the EU-ETS for the period 2021-2030 (phase 4). More than 2 years later, inter-institutional negotiations were concluded presenting solutions to reduce the current surplus. Consequently, in November 2017 the EUA price crossed the €8/tCO2e mark for the first time since January 2016. With the EU Council’s final approval in February 2018, the ETS reform became law (directive 2018/410). As a result, the EUA price surged up further and only came to a halt after surpassing the high of €25/tCO2e in September 2018. This marked a 360% price increase in only nine months. Throughout the first half of 2019 the EUA price increased by 15% and finished the second quarter of 2019 at €26.5/tCO2e. Not only did the EUA price increase but the market also witnessed great volatility mainly driven by uncertainties around Brexit, the end of the compliance period in April and the market stability reserve (“MSR”) which started operating in January 2019, reducing auction supplies since the second week of January.
Thermal coal
Throughout the first quarter of 2018, the spot price for all publications index number 2 ("API2") shed almost 20% as the global supply demand balance softened amid the Chinese New Year holiday. After increasing throughout the second quarter of 2018, the API2 reached a new 6-year high when it surpassed the $100/t mark in the third quarter. This was triggered by utilities replenishing stocks and strong demand from power stations due to a hot and dry summer. In the fourth quarter of 2018, prices remained volatile but decreased almost 20% amid China's imposition of new import restrictions, and Europe benefiting from a mild start to the winter. During the first half of 2019, the downward trend continued and the spot contract for API2 lost more than 40%, finishing the second quarter of 2019 at a 3 year low of just below $50/t. This sharp price decrease was driven by coal-to-gas switching across the European power sector and an abundance of supply, since Australia had to redirect its cargoes due to Chinese import restrictions.

Natural gas - Europe
Year after year, the natural gas market is turning more into a global commodity due to the continuous development of liquefied natural gas (“LNG”), driven by the construction of new liquefaction units (called trains) in Russia, Australia and in the U.S. The worldwide LNG exports reached 430 billion cubic meters (“bcm”) in 2018, an increase of 8.2% compared to 2017. Consequently, natural gas is increasingly exposed to the same commodity super-cycles that also affect thermal coal and crude oil, for example. Unlike thermal coal and crude oil, the European natural gas market is showing stronger seasonal patterns.
Despite starting 2018 at the same price level as 2017, the 2018 TTF Spot Price (the price for natural gas to be delivered the next day, which is traded on a virtual trading platform located in the Netherlands) averaged €22.85 per Megawatt hour (“€/MWh”), which is more than 30% higher than the 2017 average (€17.32/MWh). The year 2018 started with milder than normal weather but a late cold snap at the end of February brought freezing temperatures from Siberia to Europe. Combined with limited storage flexibility and supply problems across Europe, spot prices at major European hubs skyrocketed to multi-year highs. In the aftermath, northwest European natural gas storage levels dropped well below the 5-year average. Efforts to refill storages, together with strong summer demand from natural gas fired power plants, exceptional high LNG prices and an overall rising energy complex kept supporting European natural gas prices up until the start of the fourth quarter of 2018 (an increase of 50% throughout the first nine months of the year). During the last quarter of 2018, the TTF spot price tumbled from €29.5/MWh down to €22.0/MWh. This trend continued into 2019, and the TTF spot price plummeted below the €10.00/MWh mark by end of June. This sharp decrease of 55% from the beginning of first quarter to the end of second quarter happened on the back of milder than normal seasonal temperatures, rapidly improving storage levels, historical high LNG arrivals and a continuous strong import of Norwegian and Russian piped gas. Even high levels of coal-to-gas switching across the European power sector could not prevent prices from dropping to historical lows by the end of June.

Natural gas - United States
In 2018, natural gas production in the U.S. remained strong at a level of 102 billion cubic feet per day (“bcf/d”). U.S. LNG export capacity stands at 4.9 bcf/d, almost 2.4 bcf/d added in 2018 compared to 2016 (1.38 bcf/d), the year the U.S. entered the LNG exporting business. Projections show that U.S. LNG export capacity will reach 8.9 billion bcf/d by the end of 2019, making it the third largest in the world behind Australia and Qatar. The rise of U.S. LNG is driven by the strong development of U.S. shale gas.
In North America, natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. In the first nine months of 2018, the Henry Hub front month price (the price for gas traded on a U.S. virtual trading platform, for delivery in the next calendar month) averaged $2.85 per million British Thermal Units ("/MMBtu"), a 6.5% decrease compared to the first nine months of 2017. The recession in natural gas prices that held from the beginning of 2015 until September 2018 changed in the first two weeks of November 2018, as weather-related natural gas demand increased sharply, and the relatively low levels of natural gas in storage could not provide the needed flexibility leading to 60% price hike in only 10 days. In mid-November 2018, the front-month Henry Hub natural gas futures hit a price of $4.8/MMBtu, the highest price since the second quarter of 2014. Consequently, at the end of November, natural gas inventories stood 19% lower than the previous five-year average forcing the Henry Hub Month Ahead price to average $4.0/MMBtu throughout November and December 2018. Henry Hub natural gas futures lost more than 20% throughout the first half of 2019 and at the end of June stood more than 50% lower than the winter peak in fourth quarter of 2018. U.S. dry gas production during the first quarter of 2019 was almost 13% higher than in the same period a year earlier. This led to a faster than normal rise of working stocks in underground storage, resulting in downward pressure of the natural gas market.
Natural gas - Asia
Throughout the first quarter of 2018, the Platts Japan Korea Marker (JKM) - the LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan, South Korea, China and Taiwan - front month contract prices dropped 35% (equivalent to $4/MMBtu) and bottomed at $7.2/MMBtu before entering a period of increasing prices. While prices normally would have relaxed on the back of muted demand from Asian consumers at the end of June 2018, the front month contract again surpassed the 11 USD/MMBtu level ($6/MMBtu higher year-on-year). However, in 2018 strong Asian restocking demand ahead of the winter met strong cooling needs. At the end of the first quarter of 2018, the price spread between the Pacific and the Atlantic basin dropped below $1/MMBtu erasing the arbitrage window and allowing LNG cargoes to sail to Europe. This spread quickly increased to $3.7/MMBtu dragging cargoes away from Europe. After a period of high volatility, the spread stabilized around $2.0/MMBtu by the end of the third quarter and into the fourth quarter of 2018, fueled by lackluster Asian demand. At the same time, charter rates for LNG vessels exploded and moved north of $160,000/day (a long way from the lows of 2016 and 2017 when spot rates were hovering at $25,000/day). This led to trapped LNG supply in the Atlantic basin leading to sharply dropping European natural gas prices. During the first half of 2019, European importers saw record high levels of LNG arrivals, reflecting the abundant supply across Asia amid healthy storage levels in key importing countries as a result of a mild winter. Furthermore, a significant ramp-up of new liquefaction capacity across Australia, the U.S. and Russia meant more supply to an already oversupplied market. Consequently, the JKM front month contract lost 47% from the start of the year until the end of June 2019.
The following table shows quarterly average spot prices of natural gas for the past six quarters:

Natural gas
Source: Thomson Reuters	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu

Q1 2018	21.25	2.85	9.35
Q2 2018	21.06	2.83	8.71
Q3 2018	24.56	2.86	10.71
Q4 2018	24.65	3.72	10.24

Q1 2019	18.47	2.87	6.86
Q2 2019	13.02	2.51	4.94

Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (i.e. energy mix of the respective country, power generation from renewables, country specific energy policies, etc.). However, unlike previous years, 2018 marked a structural change with the emergence of the carbon price as one of the major price drivers. The forward baseload power contract for the front calendar year (delivery 2019) strongly increased in all European market places throughout the year (e.g. from €40.5 to €59.1/MWh in Belgium (an increase of 46% year-to-date), from €41.75 to €58.45/MWh in France (an increase of 40% year-to-date) and from €36.7 to €52.7/MWh in Germany (an increase of 44% year-to-date)). The 2018 price increase was mainly due to the overall fuel price increases, the unreliability of an aging French and Belgian nuclear fleet and a weak year in terms of renewable output, a trend which reversed in the first half of 2019. Tumbling fuel prices, combined with healthy renewable power generation and strong nuclear output helped to pressure spot prices across North West Europe in the first half of 2019.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for the past six quarters:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh

Q1 2018	36.05	44.09	45.17
Q2 2018	36.03	36.78	44.10
Q3 2018	53.86	57.58	61.08
Q4 2018	51.89	62.47	71.01

Q1 2019	41.35	47.18	48.34
Q2 2019	35.74	34.80	34.44
Ocean freight
Ocean freight prices fell in the first half of 2019 as a result of the Vale owned Brumadinho dam accident and extreme weather conditions. The Baltic Dry Index (“BDI”) averaged 896 points for the first half of 2019 compared to 1,217 points in the first half of 2018, a 26% decrease y-o-y. The Capesize index decreased by 28% y-o-y to an average of $10,034/day in the first half of 2019 compared to $13,963/day in the first half of 2018. Meanwhile, the Panamax index decreased by 25% in the first half of 2019 to an average of $8,244/day compared to $11,030/day in the first half of 2018.
The Brumadinho dam accident reduced iron ore supply from the top seaborne iron ore provider and impacted shipping markets worldwide. Extreme weather also brought its own challenges. The cut in iron ore output from February through May 2019 caused a reduction in Vale’s Capesize loading (shipment size is approximately 180,000 tons). This is likely to reverse in the short term as Vale has since restarted shipments.
Cape ship deliveries have been very low in the first half of 2019 whereas 2.1 million of deadweight tonnage has been scrapped. On Panamax, 5.3 million tonnes of deadweight has been added to the fleet so far this year whereas just a few vessels have been scrapped. Overall, scrapping has fallen this year - the average age of the fleet is at 10.1 years with only 2.8% older than 25 years so scrapping will likely remain low in the near term. The impending International Maritime Organization 2020 regulations will drive more vessels to drydock for the installation of scrubbers, which should somewhat tighten the supply.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

During the first half of 2019, the U.S. administration protectionism on trade policies coupled with the global monetary policy divergence between the United States and G10 countries, China and many more, led to the global appreciation of the U.S. dollar. While the Fed kept rates on hold at 2.50% in the first half of 2019 with only a potential for decreasing rates before the end of the year, the ECB announced recently the potential prolongation of the negative rates environment, but for the moment kept rates on hold. In this context, the euro depreciated from 1.1543 at the start of 2019 to 1.1127 during the first half of the year, before recovering against the U.S. dollar to close the first half of 2019 at 1.1380 after the Fed decided to keep interest rates unchanged, while warning of the uncertainties associated with the global economic situation in its June meeting. This was confirmed at the end of July when the Fed voted to decrease target range to between 2% and 2.25%.
India's growth has decreased, mostly affected by structural, cyclical and global uncertainty. After a depreciation from 69.63 to 71.81 rupees against the U.S. dollar during the first weeks of 2019, the Indian rupee appreciated to close the first half of 2019 at 69.00 against the U.S. dollar. In October 2018, the Company entered into hedging programs including non-deliverable forwards and non-deliverable options for a total nominal amount of $5.9 billion in order to hedge the volatility between Indian Rupee and U.S. dollar in relation to the proposed acquisition of Essar Steel India Limited ("ESIL"). For further information on the ESIL acquisition, see "Recent developments".
In Poland, despite strong economic activity in the first half of 2019, the Polish Central Bank remained persistently accommodative. In such context, the zloty weakened gradually to 3.87 in May, before sharply improving back down to 3.73 against the U.S. Dollar at the end of June 2019.
In Ukraine, the Ukrainian hryvnia appreciated from 27.69 to 26.17 against the U.S. dollar during the first half of 2019. As the economy did not show any sign of real improvement, such appreciation likely resulted from optimism emerging from the election of the new president Volodymyr Zelensky.
In Kazakhstan, the tenge remained somewhat stable against the U.S. dollar, from 384 in the beginning of January to 380 at the end of June 2019.
In South Africa, the rand increased over January on the back of an increase of oil prices, from 14.13 at the beginning of the year to 13.27 against the U.S. dollar at the end of January 2019. During the remaining first half of 2019, political cases and poor economic data weakened the rand to 15.00 against the U.S. dollar, before closing the first half of the year at 14.17 against the U.S. dollar.
In Canada, several economic indicators suggest that the economy rebounded in early 2019 from the soft patch around the turn of the year. The Canadian dollar was one of the best G10 performers against the U.S. dollar. It appreciated against the U.S. dollar from 1.36 to 1.31 during the first half of 2019.
In Brazil, the Brazilian real depreciated against the U.S. dollar during the first five months of 2019 driven by disappointing growth and lingering uncertainty over social security reform, ranging from 3.87 at the beginning of the year to 4.09 in May, before regaining in June 2019 to close the first half of 2019 at 3.83 against the U.S. dollar.
In Mexico, volatility on the peso was high during the first half of 2019, driven by the U.S. threat to impose tariffs on Mexico over immigration policy negotiations. The Mexican peso ended the first half of 2019 at 19.17 against the U.S. dollar compared to 19.64 at the beginning of the year.
In Argentina, the Argentinian peso has been subject to a very strong depreciation against the U.S. dollar that started in the third quarter of 2018. As of July 1, 2018, the three-year cumulative inflation rate exceeded 100% and the country has since been considered a hyperinflationary economy. In 2019, the exchange rate volatility declined following the late-April Central Bank announcements which paved the way for the institution to intervene in the foreign exchange market to support the currency. Despite such announcements, the Argentinian peso still depreciated 12.6% against the U.S. dollar during the first six months of 2019 from, 37.70 to 42.46.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in Europe since 2012. ASC increased almost 12% between 2014 and 2018, while finished steel imports increased 56%, taking market share from domestic producers.
However, in the first half of 2019, imports into Europe fell by approximately 12% year-on-year, while ASC decreased by approximately 2.5%, meaning import penetration fell to approximately 18.4% from 20.2% in the first half of 2018. Although imports fell during the first half of 2019, they continue to take a historically large part of demand and the decline was predominately in long products. During the first four months of 2019, flat finished imports continued to increase, up 6.8% year-on-year. It was only beginning in May and particularly in June (preliminary data) when imports declined, after a steep fall in domestic prices made the European market less attractive.

Traditionally, imports into Europe have come from CIS countries, China, Turkey and developed Asia, with these regions accounting for approximately 75% of imports over the past six years. Imports from the CIS rose by approximately 12% in 2018 from 2017 levels, but have been weaker in the first five months of 2019, with an estimated decrease of 18% year-on-year. However, CIS' share of total imports is still lower than pre-2015 levels. The share of Chinese origin imports also continued to decline from its peak of 28% in 2015 to 8% in the first five months of 2019, with Chinese imports having fallen by over 13% year-on-year. Meanwhile, the share of other traditional importers into Europe remains robust, such as developed Asia, which has maintained its market share in the first five months of 2019 at approximately 15%, compared to 16% in 2018. Turkey’s market share has increased to an estimated 28% in the first five months of 2019, from 21% in the first five months of 2018, as the recession in Turkey and the plunge in the value of the lira against the euro pushed Turkish exports into the European market. Following a weak year in 2018, where Indian imports were down approximately 27% year-on-year compared to 2017, Indian imports into Europe fell further by 25% year-on-year in the first five months of 2019. India’s market share in Europe was approximately 9% in the first five months of 2019 compared to 11% in the first five months of 2018.
Source: Eurostat total imports to May 2019, estimates for June 2019. ASC data from Eurofer to April 2019, estimates for May and June 2019. Imports by country of origin to May 2019 only.

United States
Finished steel imports peaked in 2014 at almost 30 million tonnes, declining to below 23 million tonnes in 2016 (or an import penetration of 25%). Imports in 2017 rose 12% year-on-year to around 25.5 million tonnes or an import penetration of over 26%. With Section 232 adding a 25% tariff on most imports into the U.S., finished steel import penetration fell in 2018 to 22.7% as finished imports fell by 13% compared to a 2% year-on-year increase in ASC. In 2018, over a third of imports came from Canada (25%) and Mexico (9%), up from around 29% in 2017. Imports from the rest of the world took a declining share, with 20% of U.S. steel imports coming from developed Asia (down -20% year-on-year), 19% from EU28 (imports are flat year-on-year), 5% from Turkey (down 46% year-on-year), 3% from CIS (down 32% year-on-year), 2% from China (down 20% year-on-year). In 2018 imports only increased from ASEAN (up 17% year-on-year) taking a 7% share, mainly from Vietnam.
Steel import penetration in 2018 fell back to 23%, close to the average between 2007 and 2013 and much lower than the 28% average import penetration between 2014 and 2016. Steel imports penetration fell further during the first half of 2019 to 20.5% as imports decreased 15.9% compared to a 1.5% year-on-year increase in ASC. The share of imports is therefore lower than the 27.0% measured over the first half of 2017 and further below the peak of 31.5% during the first half of 2015. The decrease in finished steel imports was due to increasing U.S. trade protection measures. The share of U.S. finished steel imports coming from NAFTA has decreased from 34% in 2018 to 29% in the first five months of 2019. Whereas, the share of U.S. finished steel imports coming from the EU28 has risen from 19% in 2018 to 21% in the first five months of 2019, with a similar increase in imports from Developed Asia up to 23% from 20% in 2018.
Source: American Iron and Steel Association total imports data to May 2019, estimates for June 2019. Imports by country of origin data to May 2019 only.

Consolidation in the steel and mining industries
Prior to 2017, consolidation transactions had decreased significantly in terms of number and value in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, some consolidation steps happened in 2017 and 2018 and the first half of 2019, specifically in China and Europe.
Steel industry consolidation in China aims at enhancing international competitiveness, reducing overcapacity, rationalizing steel production based on obsolete technology, improving energy efficiency, achieving environmental targets and strengthening the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government set a target that 60 to 70 percent of steel should be produced by the top ten steel groups by 2025.China will soon release guidelines to foster mergers and restructuring plans for the steel industry to facilitate the creation of larger and stronger groups that can compete in the global market. The guidelines, aiming to clear obstacles in steel consolidation, will encourage cross-region and cross-ownership mergers and restructurings by qualified enterprises. In late 2016, the merger between Baosteel Group and Wuhan Iron and Steel Group which created Baowu Steel Group with an annual production capacity of around 60 million tonnes, making it the world's second largest steelmaker, was a major step in the steel industry consolidation. In the beginning of June 2019, Baowu Steel Group announced the acquisition, subject to regulatory approval, of a controlling stake in Magang Group Holding, which would enable the combined group to come within striking distance of ArcelorMittal. In Europe, the proposed joint venture Thyssenkrupp Tata Steel, which would have created Europe’s second-largest steel producer, was cancelled in May 2019 as the joint venture partners considered that the concessions required by the European Commission to overcome its concerns over higher prices for electrical steel, automotive steel and packaging, among others, in the event of the merger, would adversely affect the intended synergies of the merger.
In 2018, ArcelorMittal completed the acquisition of Ilva, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and

Genova. The transaction was approved by the European Commission on May 7, 2018 subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium, for which the sales were completed in June 2019.
In the first quarter of 2018, ArcelorMittal signed a joint venture formation agreement with Nippon Steel Corporation ("NSC") in relation to its offer for a competitive resolution plan for ESIL in India setting out a positive future for the bankrupt company, an integrated flat steel producer and the largest steel company in western India. The updated plan would enable ESIL to participate in anticipated steel demand growth in India. Further to ArcelorMittal being named the preferred bidder in October 2018, ESIL's committee of creditors announced that the Company has been identified as the successful applicant. The Company’s resolution plan was conditionally approved by India’s National Company Law Tribunal, Ahmedabad bench (‘NCLT’) on March 8, 2019. Several appeals were filed against such order of the NCLT by, among others, the Committee of Creditors and certain other creditors of ESIL before the National Company Law Appellate Tribunal (‘NCLAT’). On April 12, 2019, India’s Supreme Court issued an order directing that, pending the final outcome of the NCLAT proceedings, it will not be necessary to carry out the NCLT order. On July 4, 2019, the NCLAT disposed of the various appeals pending before it and while approving the resolution plan, among various directions, modified the distribution of funds among creditors. Several appeals have been filed before India's Supreme Court challenging the NCLAT's order and on July 22, 2019, India's Supreme Court further stayed the implementation of the NCLAT's order pending a hearing of the appeals on August 7, 2019. The transaction closing is now expected in the third quarter of 2019.
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale.
A. Operating results
The following discussion and analysis should be read in conjunction with ArcelorMittal's condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2019 as compared to six months ended June 30, 2018
Health and safety
Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.
Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, improved on a comparable basis excluding ArcelorMittal Italia to 0.66 for the six months ended June 30, 2019 as compared to 0.67 for the six months ended June 30, 2018. Health and safety performance (including ArcelorMittal Italia) in the first half of 2019 was 1.19x. The Company’s efforts to improve the health and safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2019	2018
Mining	0.51	0.53

NAFTA	0.50	0.52
Brazil	0.45	0.36
Europe	0.91	0.92
ACIS	0.66	0.64
Total Steel	0.69	0.69

Total (Steel and Mining)	0.66	0.67
ArcelorMittal Italia	12.35	-
Total (Steel and Mining) including ArcelorMittal Italia	1.19	-

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2019 as compared with the six months ended June 30, 2018:

	Sales for the six months ended June 30,*		Operating income/(loss) for the six months ended June 30,*
Segment	2019	2018	2019		2018
	(in $ millions)	(in $ millions)	(in $ millions)		(in $ millions)
NAFTA	10,140	10,108	(323)		968
Brazil	4,282	4,179	473		584
Europe	20,890	21,168	(290)		1,433
ACIS	3,551	4,209	178		602
Mining	2,550	2,089	770		440
Other and eliminations	(2,946)	(2,569)	(197)	**	(97)	**
Total	38,467	39,184	611		3,930
* Segment amounts are prior to inter-segment eliminations.
** Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. See table below.

Adjustments to segment operating income and other		Six months ended June 30,
		2019	2018
	Note	(in $ millions)	(in $ millions)
Corporate and shared services	1	(80)	(81)
Financial activities		(13)	(14)
Shipping and logistics		38	(4)
Intragroup stock margin eliminations		(72)	36
Depreciation and impairment		(70)	(34)
Total adjustments to segment operating income and other		(197)	(97)

1.	Includes primarily staff and other holding costs and results from shared service activities.
Sales
ArcelorMittal’s sales decreased to $38.5 billion for the six months ended June 30, 2019, from $39.2 billion for the six months ended June 30, 2018, primarily due to 6.1% lower average steel selling prices partially offset by 3.5% higher steel shipments, as well as higher sales in the mining segment.

Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2019 was $36.7 billion, increasing as compared to $33.9 billion for the six months ended June 30, 2018, mainly driven by increases in raw material prices, impairment charges as described below and higher shipments.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2019 amounted to $611 million, compared to operating income of $3,930 million for the six months ended June 30, 2018. Operating income decreased primarily driven by impairments described below as well as weaker operating conditions (negative price-cost effect in steel segments) reflecting both the impact of the decline in steel prices since the fourth quarter of 2018, higher raw material costs particularly iron ore due to supply-side developments in Brazil partially offset by improved mining segment performance. The negative price-cost effect in the steel segments was driven in Europe by a decline in demand while more supply is available and in the U.S. by additional domestic supply and the effect of customer destocking on prices. Operating income as a percentage of sales was 1.6% and 10.0% for the six months ended June 30, 2019 and June 30, 2018, respectively.

Operating income for the six months ended June 30, 2019, was negatively affected by impairments of $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and an impairment of property, plant and equipment of ArcelorMittal USA ($0.6 billion) following a downward revision of cash flow projections resulting from a sharp decline in steel prices, lower ASC and high raw material costs. Operating income for the six months ended June 30, 2018 was negatively affected by an impairment of $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition and a $146 million provision related to the settlement agreed with the German Cartel Office in July 2018.
Shipments and average steel selling price
ArcelorMittal’s steel shipments increased 3.5% to 44.6 million tonnes for the six months ended June 30, 2019, from 43.1 million tonnes for the six months ended June 30, 2018, primarily due to 10.1% higher steel shipments in Europe due to the impact following the acquisition of ArcelorMittal Italia from November 1, 2018 and 6.6% in Brazil, offset in part by 4.0% lower shipments in ACIS and 5.3% in NAFTA.
Average steel selling prices decreased 6.1% for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, in line with international prices.

NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2019	2018
Sales	10,140	10,108
Operating (loss) income	(323)	968
Depreciation	271	263
Impairment	600	—

Crude steel production (thousand tonnes)	10,978	11,810
Steel shipments (thousand tonnes)	10,757	11,362

Average steel selling price ($/tonne)	855	817
Sales
Sales in the NAFTA segment increased slightly 0.3% to $10.1 billion for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, mainly due to a 4.7% increase in average steel selling prices and other sales partially offset by the 5.3% decrease in shipments.
Operating (loss) income
Operating loss for the NAFTA segment for the six months ended June 30, 2019 was $323 million, as compared to operating income of $968 million for the six months ended June 30, 2018, mainly due to lower steel shipments, a negative price-cost impact reflecting weaker demand exacerbated by prolonged customer destocking and increased domestic supply with prices well below import parity and an impairment of property, plant and equipment of ArcelorMittal USA for $600 million following a downward revision of cash flow projections resulting from a sharp decline in steel prices, lower ASC and high raw material costs.
Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment decreased 7.0% to 11.0 million tonnes for the six months ended June 30, 2019 as compared to 11.8 million tonnes for the six months ended June 30, 2018. The decrease is primarily due to the delayed restart of blast furnace in Mexico which was only fully operational in the second quarter of 2019 after scheduled maintenance in the third quarter of 2018, loss due to power outage in Burns Harbour in the first quarter of 2019 and a slowdown following weaker market demand.
Total steel shipments in the NAFTA segment decreased 5.3% to 10.8 million tonnes for the six months ended June 30, 2019, from 11.4 million tonnes for the six months ended June 30, 2018 driven primarily due to lower crude steel production and market demand.
Average steel selling prices in the NAFTA segment increased 4.7% to $855/t for the six months ended June 30, 2019 from $817/t for the six months ended June 30, 2018. In the first quarter of 2019, average steel selling prices were 12.1% higher than the first quarter of 2018 while in the second quarter of 2019, average steel selling prices were 1.9% and 4.3% lower than the second quarter of 2018 and first quarter of 2019, respectively reflecting the sharp decline described above.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2019	2018
Sales	4,282	4,179
Operating income	473	584
Depreciation	149	143
Impairment	—	86

Crude steel production (thousand tonnes)	5,843	5,915
Steel shipments (thousand tonnes)	5,665	5,314

Average steel selling price ($/tonne)	705	739
Sales

Sales in the Brazil segment increased 2.5% to $4.3 billion for the six months ended June 30, 2019 as compared to $4.2 billion for the six months ended June 30, 2018, primarily due to 6.6% higher steel shipments partially offset by the 4.7% lower average steel prices.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2019 was $473 million as compared to $584 million for the six months ended June 30, 2018. Operating income decreased 19.1% driven by a negative price-cost effect reflecting in part the increasing price of iron ore due to supply-side developments in Brazil and foreign exchange translation impact, partially offset by higher shipments. The decline in operating income in the first half of 2019 also reflected challenging market conditions in Argentina. Operating income for the six months ended June 30, 2018 was negatively affected by an impairment of $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition.
Crude steel production, steel shipments and average steel selling price
Crude steel production decreased 1.2% to 5.8 million tonnes for the six months ended June 30, 2019 as compared to 5.9 million tonnes for the six months ended June 30, 2018, due to a decrease in long product production in Brazil.
Total steel shipments in the Brazil segment increased 6.6% to 5.7 million tonnes for the six months ended June 30, 2019 as compared to 5.3 million tonnes for the six months ended June 30, 2018, due to higher sales of flat products in both domestic and export markets, while shipments for the six months ended June 30, 2018 were impacted by a nationwide truck strike.
Average steel selling prices in the Brazil segment decreased 4.7% to $705/t for the six months ended June 30, 2019 from $739/t for the six months ended June 30, 2018, in line with domestic and export prices.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2019	2018
Sales	20,890	21,168
Operating (loss) income	(290)	1,433
Depreciation	622	610
Impairment	497	—

Crude steel production (thousand tonnes)	24,451	22,272
Steel shipments (thousand tonnes)	23,364	21,213

Average steel selling price ($/tonne)	716	800
Sales
Sales in the Europe segment decreased 1.3% to $20.9 billion for the six months ended June 30, 2019 as compared to $21.2 billion for the six months ended June 30, 2018, primarily due to a 10.5% decrease in average steel selling prices partially offset by a 10.1% increase in shipments (due in part to the ArcelorMittal Italia acquisition consolidated as of November 1, 2018).
Operating (loss) income
Operating loss for the Europe segment for the six months ended June 30, 2019 was $290 million, as compared to operating income of $1,433 million for the six months ended June 30, 2018, driven by a negative price-cost effect (with lower steel pricing due to weaker economic activity and continued high level of imports, as well as rising raw material costs), continued losses at ArcelorMittal Italia, foreign exchange impact and an impairment of $497 million related to the remedy asset sales for the ArcelorMittal Italia acquisition. Operating income for the Europe segment for the six months ended June 30, 2018 included a charge of $146 million taken for the German Cartel case which settled in July 2018.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 9.8% to 24.5 million tonnes for the six months ended June 30, 2019, from 22.3 million tonnes for the six months ended June 30, 2018, primarily due to the impact of ArcelorMittal Italia (subsequent to its acquisition on November 1, 2018), although crude steel production decreased in the second quarter of 2019 compared to the first quarter of 2019 due to weaker than expected market conditions (as reflected in the Company’s announcement of production cuts in May 2019, which will result in approximately 4.2 million tonnes of annualized production curtailment in the second half of 2019).
Steel shipments in the Europe segment increased 10.1% to 23.4 million tonnes for the six months ended June 30, 2019, from 21.2 million tonnes for the six months ended June 30, 2018, primarily due to the impact of ArcelorMittal Italia as mentioned above, partially offset by lower long product shipments, while shipments in the six months ended June 30, 2018 were impacted by floods in Asturias, Spain and rail strikes in France.
Average steel selling prices in the Europe segment decreased 10.5% to $716/t for the six months ended June 30, 2019 from $800/t for the six months ended June 30, 2018 in line with lower market prices.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2019	2018
Sales	3,551	4,209
Operating income	178	602
Depreciation	166	158

Crude steel production (thousand tonnes)	6,575	6,487
Steel shipments (thousand tonnes)	5,844	6,086

Average steel selling price ($/tonne)	538	616
Sales
Sales in the ACIS segment decreased 15.6% to $3.6 billion for the six months ended June 30, 2019 as compared to $4.2 billion for the six months ended June 30, 2018, primarily due to a 12.6% decrease in average steel selling prices and 4.0% decrease in steel shipments.
Operating income
Operating income for the ACIS segment for the six months ended June 30, 2019 decreased 70.4% to $178 million, as compared to $602 million for the six months ended June 30, 2018, due to lower shipments and a negative price-cost effect.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment increased 1.4% to 6.6 million tonnes for the six months ended June 30, 2019, from 6.5 million tonnes for the six months ended June 30, 2018, due to higher production in CIS partially offset by lower production in South Africa. Crude steel production for the six months ended June 30, 2019 was negatively impacted by an explosion at a gas pipeline in the fourth quarter of 2018 in Kazakhstan (Termitau) where production only normalized in the second quarter of 2019 as well as planned blast furnace repair in Ukraine and in South Africa following a scheduled maintenance. Crude steel production for the six months ended June 30, 2018 was negatively impacted by planned maintenance (blast furnace #9) and unplanned maintenance in Ukraine.
Total steel shipments in the ACIS segment decreased 4.0% to 5.8 million tonnes for the six months ended June 30, 2019, from 6.1 million tonnes for the six months ended June 30, 2018 primarily due to lower shipments in South Africa.
Average steel selling prices in the ACIS segment decreased by 12.6% to $538/t for the six months ended June 30, 2019 from $616/t for the six months ended June 30, 2018 in line with market prices.

Mining
		Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	Note	2019	2018
Sales		2,550	2,089
Operating income		770	440
Depreciation		220	214

Own iron ore production (million tonnes)		28.7	29.1
Iron ore shipped externally and internally at market price (million tonnes)	[1]	19.1	19.1
Iron ore shipment - cost plus basis (million tonnes)		10.2	9.3

Own coal production (million tonnes)		2.7	3.1
Coal shipped externally and internally at market price (million tonnes)	[1]	1.4	1.1
Coal shipment - cost plus basis (million tonnes)		1.4	1.8

1.	Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines.

				Six months ended June 30,
Iron ore production (million metric tonnes)	Note	Type	Product	2019	2018
Own mines
North America	[2]	Open pit	Concentrate, lump, fines and pellets	17.9	18.0
South America		Open pit	Lump and fines	1.2	1.4
Europe		Open pit	Concentrate and lump	0.7	0.5
Africa		Open pit / Underground	Fines	2.5	2.7
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	6.4	6.5
Total own iron ore production	[1]			28.7	29.1

1.	Total of all finished production of fines, concentrate, pellets and lumps.

2.	Includes own mines and share of production from Hibbing (United States, 62.3%) and Peña (Mexico, 50.0%).

	Six months ended June 30,
Coal production (million metric tonnes)	2019	2018
Own mines
North America	1.0	1.1
Asia, CIS & Other	1.7	2.0
Total own coal production	2.7	3.1
Sales
Sales in the Mining segment increased 22.1% to $2.6 billion for the six months ended June 30, 2019 from $2.1 billion for the six months ended June 30, 2018. Sales to external customers were $0.66 billion for the six months ended June 30, 2019, representing a 26.2% increase compared to $0.55 billion for the six months ended June 30, 2018. The increase in sales to external customers was mainly due to the increase in seaborne iron ore reference prices and higher external coal sales.

Iron ore market priced shipments decreased 0.4% to 19.1 million tonnes for the six months ended June 30, 2019 from 19.1 million tonnes for the six months ended June 30, 2018. ArcelorMittal Mines and Infrastructure Canada’s shipments decreased by 0.4% to 12.3 million tonnes for the six months ended June 30, 2019 from 12.4 million tonnes for the six months ended June 30, 2018. Coal market priced shipments increased to 1.4 million tonnes for the six months ended June 30, 2019 from 1.1 million tonnes for the six months ended June 30, 2018. With respect to average selling prices, the average iron ore spot price of $91.67/t CFR China was 30.6% higher (Delivered to China Metal Bulletin Index 62% Fe) and the average spot price for hard coking coal FOB Australia at $204.59/t was 1.96% lower (Metal Bulletin Premium Hard Coking Coal FOB Australia index) for the six months ended June 30, 2019 than for the six months ended June 30, 2018, respectively. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices in various regions at a given time.
Operating income
Operating income attributable to the Mining segment for the six months ended June 30, 2019 was $770 million, as compared to $440 million for the six months ended June 30, 2018, primarily due to higher seaborne iron ore reference prices.
Production
Own iron ore production in the six months ended June 30, 2019 was 28.7 million metric tonnes, a 1.3% decrease as compared to 29.1 million metric tonnes for the six months ended June 30, 2018, primarily due to lower production in Brazil due to the temporary suspension of Serra Azul in Brazil (following evacuation on February 8, 2019) which restarted on March 18, 2019, Liberia, Temirtau and Mexico (Volcan mine reached end of life in May 2019), partially offset by higher production in Canada and Ukraine.
Own coal production in the six months ended June 30, 2019 was 2.7 million metric tonnes, representing a 14.2% decrease compared to the six months ended June 30, 2018, mainly due to lower production in both Kazakhstan and Princeton.
Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $302 million for the six months ended June 30, 2019, compared to $242 million for the six months ended June 30, 2018. The performance of Calvert and Chinese investees weakened in first half of 2019 as compared to first half of 2018 and the first half of 2018 was negatively impacted by a $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018.
Income from investments in associates, joint ventures and other investments for the six months ended June 30, 2019 and June 30, 2018 also included the annual dividend received from Erdemir of $93 million and $87 million, respectively.
Financing costs – net
Net interest expense
Net interest expense (interest expense less interest income) was lower at $315 million for the six months ended June 30, 2019 as compared to $323 million for the six months ended June 30, 2018. Net interest expense increased slightly during the first quarter of 2019 compared to the fourth quarter of 2018 due to the issuance of new bonds and the first-time adoption of IFRS 16 leases. The Company expects full year 2019 net interest expense to increase to approximately $0.65 billion from previous guidance of approximately $0.6 billion primarily due to the impact of IFRS 16.
Foreign exchange and other net financing (loss)/gain
Foreign exchange and other net financing loss (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) amounted to $404 million for the six months ended June 30, 2019, as compared to $564 million loss for the six months ended June 30, 2018. Foreign exchange losses for the six months ended June 30, 2019 were $14 million as compared to a foreign exchange loss of $237 million for the six months ended June 30, 2018. The foreign exchange losses in 2018 were primarily due to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated debt in the first quarter of 2018. As of April 1, 2018, the Company designated a portfolio of euro denominated debt as a hedge of certain euro denominated investments in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. As a result, the Company's statement of operations no longer includes foreign exchange exposure on such euro denominated debt.

Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (24.94%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $149 million for the six months ended June 30, 2019, as compared to an income tax expense of $184 million for the six months ended June 30, 2018. The tax expense in first half of 2019 includes a tax benefit of $387 million resulting from higher future taxable income projections in Luxembourg in connection with interest income from lending activities to subsidiaries, offset in part by a $340 million tax expense resulting from the reduction of the Luxembourg tax rate. The income tax expense in the first half of 2018 included a $0.6 billion deferred tax benefit in Luxembourg resulting from the expectation of higher future profits following the share capital conversion.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2019 was $78 million as compared to $44 million for the six months ended June 30, 2018. Net income attributable to non-controlling interests in the six months ended June 30, 2019 primarily relates to the non-controlling shareholders’ share of net income recorded in ArcelorMittal Mines and Infrastructure Canada and Belgo Bekaert Arames in Brazil, offset in part by losses generated by ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net loss attributable to equity holders of the parent for the six months ended June 30, 2019 was $33 million, or $(0.03) basic loss per share, as compared to an income of $3.1 billion, or $3.01 basic earnings per share for the six months ended June 30, 2018, for the reasons discussed above.
B. Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Brazil, Canada, India, Kazakhstan, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.
As of June 30, 2019, ArcelorMittal’s cash and cash equivalents, including restricted cash of $136 million, amounted to $3.6 billion as compared to $2.4 billion, including restricted cash of $182 million, as of December 31, 2018. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facilities as of June 30, 2019 and as of December 31, 2018.
As of June 30, 2019, ArcelorMittal’s total debt, which includes long-term debt and short-term debt and reflects the first time application of IFRS 16 was $13.8 billion, as compared to $12.6 billion as of December 31, 2018. The first-time impact of IFRS 16 resulted in an increase of ArcelorMittal’s total debt, net of lease liabilities held for sale, of $1.1 billion on January 1, 2019 and total lease liabilities including this impact were $1.5 billion as of June 30, 2019.
Net debt (defined as long-term debt ($10.7 billion) plus short-term debt ($3.1 billion), less cash and cash equivalents including restricted cash ($3.6 billion)) was $10.2 billion as of June 30, 2019, consistent with $10.2 billion at December 31, 2018 (comprised of long-term debt ($9.3 billion) plus short-term debt ($3.2 billion) including debt classified as held for sale ($0.1 billion) less cash and cash equivalents including restricted cash ($2.4 billion)). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2019 was 23% constant as compared to December 31, 2018.

ArcelorMittal’s $5.5 billion revolving credit facility, maturing on December 19, 2023 (with two one-year extension options (i.e. the options to extend are in the first and second years, so at the end of 2019 and at the end of 2020)), contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.
The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of ArcelorMittal for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. As of June 30, 2019, the Company was in compliance with the ratio.
Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2019.
As of June 30, 2019, ArcelorMittal had guaranteed $602 million of debt of its operating subsidiaries, including $375 million following the adoption of IFRS 16 for which the Company recognized additional liabilities, compared to $99 million as of December 31, 2018. See also note 13 to the condensed consolidated financial statements for all other ArcelorMittal guarantees for associates and joint ventures. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2019.

	Repayment amounts per year (in billions of $)
Type of Indebtedness as of June 30, 2019	2019	2020	2021	2022	2023	2024	>2024	Total
Bonds	-	1.8	1.3	1.5	0.6	0.9	2.4	8.5
$5.5 billion revolving credit facility	-	-	-	-	-	-	-	-
Commercial paper	1.3	0.2	-	-	-	-	-	1.5
Other loans	0.6	1.0	0.7	0.5	0.4	0.2	0.4	3.8
Total Debt	1.9	3.0	2.0	2.0	1.0	1.1	2.8	13.8

The average debt maturity of the Company was 4.7 years as of June 30, 2019, as compared to 4.0 years as of December 31, 2018.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in Note 8 to the condensed consolidated financial statements.
Principal credit facilities
On December 19, 2018, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility replaced the $5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of $5.5 billion maturing on December 19, 2023, with two one-year extension options (i.e. the options to extend are in the first and second years, so at the end of 2019 and the end of 2020). The Facility may be used for general corporate purposes. As of June 30, 2019, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matured on July 31, 2019. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on July 31, 2022.

2019 capital markets transactions
On January 17, 2019, ArcelorMittal issued €750 million ($854 million) 2.25% Notes due 2024. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Program ("EMTN"). The proceeds of the issuance were used for general corporate purposes.
On March 11, 2019, ArcelorMittal issued $750 million 4.55% Notes due 2026 under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission. The proceeds of the issuance were used towards repayment of existing debt including the $1 billion outstanding under a $7 billion term facilities agreement entered into in connection with the proposed acquisition of ESIL through a joint venture with Nippon Steel Corporation.
On March 25, 2019, at maturity, ArcelorMittal repaid its €750 million ($854 million) Fixed Rate Notes due 2019.
On July 4, 2019, ArcelorMittal issued €250 million ($285 million) 2.25% Fixed Rate Notes due 2024, which will be consolidated and form a single series with the existing €750 million 2.25% Fixed Rate Notes due 2024 originally issued on January 17, 2019 under its €10 billion EMTN Program. The proceeds of the issuance were used for general corporate purposes.
On July 16, 2019, ArcelorMittal issued $750 million 3.60% Notes due 2024 and $500 million 4.25% Notes due 2029. ArcelorMittal intends to use the proceeds of this issuance for general corporate purposes including future repayment of existing indebtedness and to partially pre-fund commitments under the ESIL acquisition financing facility.
On July 30, 2019, ArcelorMittal announced that it had given notice that it will redeem all of the outstanding $324 million of its $500 million 5.125% Notes due June 1, 2020 and the outstanding $626 million of its $1 billion 5.250% Notes due August 5, 2020. The settlement will occur on August 30, 2019.

Commercial paper program
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2019, the outstanding amount was $1.5 billion.
Other loans and facilities
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8½ years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of June 30, 2019 was €56 million ($64 million).
On November 20, 2018, ArcelorMittal entered into a $7 billion term facility agreement with a group of lenders in connection with the acquisition of ESIL. The facility matures on June 30, 2020, subject to ArcelorMittal’s option to extend the term by six months. The facility may be used for certain payments by ArcelorMittal as well as by the joint venture through which the Company expects jointly to own and operate ESIL in partnership with Nippon Steel Corporation (the “Joint Venture”). Any amounts borrowed by the Joint Venture under the agreement are irrevocably and unconditionally guaranteed by ArcelorMittal. The agreement includes the same Leverage Ratio financial covenant as that included in the Company’s $5.5 billion revolving credit facility and is also subject to certain mandatory prepayment events, including the use of proceeds from debt capital market issuances by the Group or capital raising by the Joint Venture and certain disposals, in each case above $1 billion. The Joint Venture will draw under the facility to finance the portion of the initial funding requirement beyond the shareholders’ equity contributions and NSC’s share of the debt financing (which it will provide directly). On November 29, 2018, $1 billion was drawn under this facilities agreement by ArcelorMittal and subsequently repaid in March 2019. As of June 30, 2019, no amounts were outstanding under this facilities agreement.
On April 1, 2019, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD 197 million ($151 million) with repayment over several dates in 2020 and 2021.
On April 26, 2019, ArcelorMittal amended a €300 million ($341 million) term loan with a financial institution to extend the maturity to April 30, 2020.

On May 21, 2019, the Company entered into bilateral term loan due May 20, 2022. The bilateral term loan was fully drawn on June 3, 2019 for an amount of €125 million ($142 million).

On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 25, 2019 and now matures on July 25, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2019, 1.8 billion South African rand ($127 million) was drawn.

On July 1, 2019, ArcelorMittal completed the offering of €450 million ($512 million) in variable rate loans in the German Schuldschein market. The proceeds of the issuance were used for general corporate purposes.

On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a $175 million loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional $175 million in loan facilities which are currently uncommitted. As of June 30, 2019, $175 million was drawn under the agreement.

During the first half of 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. As of June 30, 2019, the facilities, totaling $0.9 billion, remain fully available.
Additional information regarding the Company’s outstanding loans and debt securities is set forth in note 6 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2018 and note 8 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2019.
True sale of receivables (“TSR”) programs
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2019, the total amount of trade accounts receivables sold amounted to $4,837 million, including amounts relating to entities classified as held for sale. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2019 and 2018:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2019	2018
Net cash provided by operating activities	2,757	1,392
Net cash used in investing activities	(1,257)	(1,232)
Net cash (used in) provided by financing activities	(164)	319
Net cash provided by operating activities
For the six months ended June 30, 2019, net cash provided by operating activities increased to $2.8 billion as compared with net cash provided by operating activities of $1.4 billion for the six months ended June 30, 2018.
Net cash provided by operating activities for the six months ended June 30, 2019 includes a $200 million investment in "operating working capital" which represented an outflow for trade accounts receivable of $0.4 billion, an outflow for inventories of $0.2 billion offset by an inflow from trade accounts payable for $0.4 billion, while net cash provided by operating activities in for the six months ended June 30, 2018 included an investment in operating working capital of $3.1 billion, which represented cash outflows of $1.4 billion for trade accounts receivables, $1.4 billion for inventories and $0.3 billion for trade accounts payable. Due to a smaller than anticipated release in the fourth quarter of 2018, the Company invested more in operating working capital than expected in 2018. The operating working capital investment for the first six months of 2019 was significantly less pronounced than in previous years despite seasonally higher shipments and higher raw material prices reflecting the Company's focus on the structural release of the excess operating working capital. See "Trend information - Outlook" for further guidance.
Net cash used in investing activities
Net cash used in investing activities for the six months ended June 30, 2019 was $1.3 billion as compared with net cash used in investing activities of $1.2 billion for the six months ended June 30, 2018.

Capital expenditures increased for the six months ended June 30, 2019 to $1.8 billion as compared to $1.4 billion for the six months ended June 30, 2018 largely reflecting the ongoing investments in ArcelorMittal Italia and continued projected high return investments in Mexico and Brazil. Whilst no significant delays to growth investments are expected, the Company has reduced overall expected capital expenditures across all segments for the full year of 2019 by $0.5 billion and now expects 2019 capital expenditures to be approximately $3.8 billion (as compared to previous guidance of $4.3 billion).
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) that are ongoing.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” Hot strip mill and upgrades at Indiana Harbor finishing	Q4 2018[1]
Ongoing projects
Segment	Site	Project	Capacity / particulars	Forecast completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290 thousand tonnes over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90 thousand tonnes	2019
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5 million tonnes/year	2020[2]
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill Modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	2021[3]
NAFTA	Burns Harbor (U.S.)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped/cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	2021[4]
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2 million tonnes/year	On hold[5]
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year; and Sinter feed capacity of 2.3 million tonnes/year	On hold[5]
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review[6]

1.
In support of the Company’s Action 2020 program, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in the second quarter of 2017) whilst making further planned investments totalling approximately $200 million including a new caster at No.3 steel shop (completed in the fourth quarter of 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing. The full project scope was completed in fourth quarter of 2018.

2.
On September 28, 2017, ArcelorMittal announced a major $1 billion, three-year investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, long steel approximately 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late fourth quarter of 2017 and is expected to be completed in 2020. Deep foundation essentially complete. Building erection ongoing. Working with EPC consortium on productivity improvements.

3.
Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. Engineering and equipment manufacturing is complete. Construction activities for coiler are on track. Runout table installation work originally scheduled for April 2019 will be effectively carried out during April 2020 shut down due to change in design and delay in manufacturing. The project is expected to be completed in 2021.

4.
In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The three-year approximately $0.3 billion investment program to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add an approximately 100 thousand tonnes organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

5.
Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

6.
ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia is currently conducting detailed engineering following the feasibility study in order to be ready to progress to the next stage of the project. The investment case will be assessed in second half of 2019.

Cash provided by other investing activities for the six months ended June 30, 2019 amounted to $559 million, primarily includes proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $518 million (cash consideration of $694 million, net of cash disposed of $34 million, an escrow deposit of $125 million and proceeds of $17 million paid to a joint venture of the Company) and $257 million due to the Indian rupee rolling hedge strategy which protects the dollar funds needed for the ESIL transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad (pending appeals currently at the Indian Supreme Court), offset in part by lease payments for the ArcelorMittal Italia acquisition ($102 million) and the acquisition of Münker Metallprofile GmbH in Germany ($46 million). Net cash provided by other investing activities in first half of 2018 was $136 million primarily related to the partial release of a cash deposit under the mandatory convertible bonds following contractual renegotiation and the proceeds from the sale of Frýdek Místek in the Czech Republic.
Net cash (used in) provided by financing activities
Net cash used in financing activities was $164 million for the six months ended June 30, 2019 as compared to net cash provided by financing activities of $319 million for the six months ended June 30, 2018.
During the six months ended June 30, 2019, the Company had net inflow of debt issuances offset by repayments of $332 million, which includes $0.5 billion for new bank financing and $1.6 billion cash received from the issuance of two new bonds (€750 million 2.25% notes due 2024 and $750 million 4.55% notes due 2026) and $0.2 billion commercial paper issuance, partly offset by $1 billion repayment of amounts borrowed in connection with the purchase of the Uttam Galva and KSS Petron debts, $90 million for the share buyback program and $0.9 billion repayment of the €750 million Floating Rate Notes due 2019 at maturity. See "—Financings" above for further details.
Outflows from lease principal payments and other financing activities (net) were $156 million in the six months ended June 30, 2019 as compared to $41 million in the six months ended June 30, 2018. The 2019 cash outflows increased as a result of the first-time application of IFRS 16 effective from January 1, 2019, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities).
During the six months ended June 30, 2018, the Company had proceeds from short-term and long-term debt of $2 billion, partially offset by repayments of short-term and long-term debt for $1.3 billion and $0.2 billion for the share buyback program.
Dividends paid to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries were $203 million and $47 million for the six months ended June 30, 2019, respectively, and $101 million and $50 million for the six months ended June 30, 2018, respectively.
Earnings distribution

On May 7, 2019 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.20 per share. The dividend amounted to $204 million ($203 million net of dividends paid to subsidiaries holding treasury shares) and was paid on June 13, 2019.

Equity
Equity attributable to the equity holders of the parent decreased to $42.0 billion at June 30, 2019, compared with $42.1 billion at December 31, 2018, primarily due to the net loss attributable to the equity holders of the parent of $33 million.
Treasury shares
ArcelorMittal held 9.9 million shares in treasury at June 30, 2019 compared to 8.3 million shares at December 31, 2018. At June 30, 2019, the number of treasury shares represented 0.97% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buy-back described above.

C. Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $173 million for the six months ended June 30, 2019 as compared to $164 million for the six months ended June 30, 2018. In addition, the Company capitalized research and development for $15 million and $17 million during the six months June 30, 2019 and 2018, respectively.
D. Trend information
All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
The following global apparent steel consumption (“ASC”) figures reflect the Company’s latest 2019 estimates based on year-to-date growth and the current economic outlook. ArcelorMittal expects global apparent steel consumption (“ASC”) to grow further in 2019 by between 0.5% to 1.5% (slightly revised down from previous expectations of 1.0% to 1.5% growth).
ArcelorMittal expects ASC in the U.S. to grow marginally by 0.0% to 1.0% in 2019, with healthy non-residential construction demand offset by ongoing weakness in automotive demand and a slow down in machinery demand (a moderation of growth versus the previous estimate of 0.5% to 1.5%). In Europe, ASC is expected to contract by between -1.0% and -2.0% with ongoing automotive demand weakness primarily due to lower exports (versus previous estimates of -1.0% to 0.0%). In Brazil, ASC growth in 2019 is forecasted in the range of +1.5% to +2.5% (a moderation of growth versus previous estimates of +3.0% to 4.0%) as domestic GDP has slowed, as well as impacts of the Argentinian recession and delayed growth in infrastructure spend until pension reform has been passed. In the CIS, expected ASC growth is unchanged at +1.0% to +2.0% in 2019. Overall, World ex-China ASC is expected to grow by approximately +0.5% to +1.0% in 2019 (a moderation versus previous estimates of +1.0% to +2.0%). In China, ASC growth forecast has increased by between 0.5% to 1.5% in 2019 (up from previous estimates of 0.0% to 1.0%) as real estate demand continues to remain resilient.
The Company's steel shipments are expected to increase in 2019 compared to 2018 due to these demand expectations, the positive scope effect of the ArcelorMittal Italia and Votorantim acquisitions (net of the remedy assets sales for the ArcelorMittal Italia acquisition now complete), the expectation that 2018 operational disruptions (both controllable and uncontrollable) will not recur offset in part by the impact of European production curtailments. Market-priced iron ore shipments for 2019 are expected to be broadly stable as compared to 2018 with increases in Liberia and ArcelorMittal Mines and Infrastructure Canada to be offset by lower volume in Mexico (in part due to the end of life of the Volcan mine). The Company expects certain cash needs of the business (consisting of capital expenditures, cash paid for interest and other cash payments for taxes, pensions and other and excluding for these purposes operating working capital) to be approximately $5.4 billion in 2019 compared to the previous guidance of $6.4 billion. Whilst no significant delays to growth investments are expected, the Company has reduced overall expected capital expenditures across all segments in 2019 by $0.5 billion and now expects 2019 capital expenditures to be $3.8 billion from previous guidance of $4.3 billion. Interest expense in 2019 is expected to be $0.65 billion while cash payments for taxes, pensions and other are now expected to be slightly lower than in 2018.
The $1 billion excess operating working capital accumulated in 2018 is expected to be released in full over the course of 2019. Given the operating working capital investment of $0.2 billion in the first half of 2019, this implies a release of $1.2 billion in the second half of 2019. The extent of any further changes in operating working capital in 2019 will be dictated by market conditions, particularly the price and volume environment in the final weeks.
As ArcelorMittal Italia's results have been negatively impacted by a weak European market and ongoing import pressures, the Company is implementing an action plan to further optimize and return it to profitability including a combination of fixed and variable cost optimizations, with 56 individual projects that will be led by 6 teams that draw on specific expertise from the ArcelorMittal Flat Europe organization.
The Company will continue to prioritize deleveraging, including an announced $2 billion asset review, and believes that $7 billion (including impact of IFRS 16) is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle. ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, the Company is committed to returning a portion of annual cash flow from operations less capital expenditures to shareholders.

E. Off-balance sheet arrangements
As of June 30, 2019, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent developments

•
During the first half of 2019, ArcelorMittal completed several financing transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions.

•
On March 8, 2019, pursuant to ESIL's corporate insolvency process, the Company's Resolution Plan was conditionally approved by India's National Company Law Tribunal ("NCLT"). There have been several appeals from, among others, the Committee of Creditors ("CoC") and ESIL creditors to the National Company Law Appellate Tribunal ("NCLAT") over how the CoC has decided to distribute the 42,000 crore rupee (approx $6.1 billion) upfront payment from the Company's Resolution Plan and how such payment should be distributed among the creditors of ESIL. On April 12, 2019, India's Supreme Court stayed the disbursement of funds to creditors, pending the final outcome of NCLAT, which disposed of the various appeals pending before it on July 4, 2019. On July 22, 2019, India’s Supreme Court further stayed the implementation of the NCLAT’s order pending a hearing of the appeals on August 7, 2019. The transaction closing is now expected in the third quarter of 2019.

•
On May 6, 2019, ArcelorMittal announced its intention to temporarily idle production at its steelmaking facilities in Kraków, Poland, reduce production in Asturias, Spain and slow down planned increase of shipments at ArcelorMittal Italia to a six million tonne annual run-rate following a decision to optimize cost and quality over volume in this environment. Together, these actions will result in a temporary annualized production reduction of around three million tonnes. On May 29, 2019, the Company announced its decision to take additional steps to adjust its European production levels to further align its production to the current market demand by a further 1.2 million tonnes to take total annualized productions cuts to 4.2 million tonnes in the second half of 2019. As a result, it will:

◦	Reduce primary steelmaking production at its facilities in Dunkirk, France and Eisenhüttenstadt, Germany;

◦	Reduce primary steelmaking production at its facility in Bremen, Germany in the fourth quarter of 2019, where a planned blast furnace stoppage for repair works will be extended; and

◦	Extend the stoppage planned in the fourth quarter of 2019 to repair a blast furnace at its plant in Asturias, Spain.

These actions were taken in light of difficult operating conditions in Europe with a combination of weakening demand, rising imports, high energy costs and rising carbon costs. Such conditions, along with high iron ore prices, have persisted since the Company's announcement of these measures.

•
On June 28, 2019, the Italian Parliament ratified a law decree enacted by the Government, which has removed the protection for criminal liability related to public health and safety and workplace security issues and, as from September 7, 2019, will also remove such protection as it relates to environmental issues. ArcelorMittal considers that the removal of this protection could impair any operator’s ability to operate the Taranto plant of ArcelorMittal Italia while implementing the €1.15 billion environmental investment program approved by the Italian Government in September 2017. According to the legal framework in force at the time of signing and closing of the lease agreement (for a period up to August 2023) and subsequent acquisition of Ilva's business assets on November 1, 2018 providing for total maximum payments of €1.8 billion, Ilva’s insolvency trustees, as well as the lessee and purchaser of Ilva’s assets, were granted protection from possible criminal liability related to environmental, health and safety and workplace security issues at Ilva’s Taranto plant, pending the timely implementation of the environmental investment program. In September 2017 and then August 2018, the Italian State Solicitor-General issued an opinion confirming that the term of the protection coincided with the term of the Company’s environmental plan, namely to August 23, 2023. ArcelorMittal remains in discussions with the Italian authorities on this matter, in view of reaching before September 7, 2019 an appropriate solution compatible with the continued operation of the Taranto plant. No assurance can be given at this stage as to the outcome of such discussions. In order to preserve its rights under the lease agreement, the Company may nonetheless provide a notice of termination at any time. In addition, on July 9, 2019 the public prosecutor of Taranto ordered the shutdown of blast furnace No. 2 of the Taranto plant. The order was in the context of a procedure dating from a fatality in 2015, as a result of which the blast furnace was put under seizure and improvements were required by the Special Commissioners as a condition to the continued operation of the blast furnace notwithstanding the seizure. After the shutdown order, the judicial custodian appointed in connection with the seizure formally initiated the shutdown process, the details of which will need to be set forth in a time plan the custodian is currently preparing and whose implementation would take 60 days. ArcelorMittal Italia continues to assess the technical aspects entailed by the shut-down order and the relevant prescriptions and is working with the relevant authorities towards an acceptable solution so that the blast furnace (which has an annual production target of 1.5 million tonnes) may remain operational. No assurances can be given as to the outcome of this process. Finally, on July 10, 2019, an extreme storm disabled a crane that unloads from ships the iron ore used in the blast furnaces at the Taranto plant, causing a fatality. The public prosecutor has seized the pier where the crane (and the other cranes that unload supplies, including raw materials) is located. ArcelorMittal Italia is working with the authorities in view of lifting the seizure and is in the meantime implementing alternative logistical procedures to ensure continued supply.

•
On June 30, 2019, ArcelorMittal completed the sale to Liberty House Group ("Liberty") of several steelmaking assets that form the divestment package the Company agreed with the European Commission ("EC") during its merger control investigation into the Company’s acquisition of Ilva S.p.A. Assets included within the divestment package are: ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium). The total net consideration (consisting of amounts payable upon closing and subsequently in part contingent upon certain criteria, net of €110 million placed in escrow) for the assets payable to ArcelorMittal is €740 million subject to customary closing adjustments. Of this total amount, €610 million was received on June 28, 2019. The Company has deposited €110 million in escrow to be used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process. For further information, see note 4 to the condensed consolidated financial statements for the six months ended June 30, 2019 included in this report.

•
On July 16, 2019, the Company sold its 30 million shares, representing a stake of 2.6% of preferred shares, held in its investment Gerdau, an equity instrument at fair value through other comprehensive income, for $116 million.

Legal proceedings

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 1 to the condensed consolidated financial statements included in this report. Please refer to note 14 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 8.2 to the consolidated financial statements in the Company’s 2018 Annual Report on Form 20-F.

Corporate governance

Please refer to the “Corporate Governance” section of the Company’s 2018 Annual Report on Form 20-F for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2018 and June 30, 2019.

Annual general meeting of shareholders held on May 7, 2019

On May 7, 2019, the annual general meeting of shareholders approved all resolutions by a strong majority.

Dividend

At the annual general meeting of shareholders on May 7, 2019, the shareholders approved the Company’s dividend of $0.20 per share. The dividend amounted to $204 million and was paid on June 13, 2019.

Equity-based compensation

The May 7, 2019 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 2.5 million of the Company’s fully paid-up ordinary shares (the “2019 Cap”) and to adopt any rules or measures to implement the CEO Office Performance Share Unit Plan (the “CEO Office PSU Plan”) and other performance plan based grants below the level of the CEO Office that the Board of Directors may at its discretion consider appropriate. In addition, it authorized the Board of Directors to decide and implement any increase of the 2019 Cap by the additional number of shares of the Company necessary to preserve the rights of the grantees of PSUs in the event of a transaction impacting the Company's share capital. Such authorization is valid until the annual general meeting of shareholders to be held in 2020.
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company (jointly, the “CEO Office”) will be eligible for PSU grants under the CEO Office PSU Plan. The CEO Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the CEO Office to the Company’s objectives. The CEO Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the CEO Office PSU Plan is to be an effective performance-enhancing scheme based on the achievement of ArcelorMittal’s strategy aimed at creating measurable long-term shareholder value.

The Appointments, Remuneration and Corporate Governance and Sustainability Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the CEO Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors.

Please refer to the 2018 Annual Report on Form 20-F for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.

Board of Directors

Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks, Mr. Jeannot Krecké and Mr. Karel De Gucht were re-elected as directors at the May 7, 2019 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2022.
The Board of Directors is composed of nine directors, of whom eight are non-executive directors and five are independent directors. The nine directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Bruno Lafont, Mr. Jeannot Krecké, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Michel Wurth, Mrs. Karyn Ovelmen and Mr. Karel De Gucht. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. The Board of Directors comprises one executive director: Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of the Company. None of the members of the Board of Directors, including the executive director, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2018 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Directors' fees
At the May 7, 2019 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2018 financial year at €1,383,480 ($1,584,085), based on the following annual fees:
–Basic director's remuneration: €151,956 ($173,990);
–Lead Independent Director's remuneration: €214,326 ($245,403);
–Additional remuneration for the Chair of the Audit Committee: €29,484 ($33,759);
–Additional remuneration for the other Audit Committee members: €18,144 ($20,775);
–Additional remuneration for the Chairs of the other committees: €17,010 ($19,476); and
–Additional remuneration for the members of the other committees: €11,340 ($12,984).

Share buyback

The share buyback authorization approved by the annual general meeting of shareholders in May 2010 was cancelled by a resolution of the general meeting of shareholders on May 5, 2015. The share buyback authorization approved by the annual general meeting of shareholders on May 5, 2015 will remain valid for a five-year period, i.e., until May 5, 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.

The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the markets where the Company is listed, and no less than one cent.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.

All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.

On February 19, 2019, ArcelorMittal announced the completion of its share buyback program on February 15, 2019 under the authorization described above. ArcelorMittal repurchased 4 million shares for a value of €79.6 million (equivalent $89.7 million) at an average price per share of €19.89 (equivalent $22.42) purchased over the period from February 11, 2019 to February 15, 2019. Additional details are available on ArcelorMittal’s website at http://corporate.arcelormittal.com/investors/equity-investors/share-buyback-2019.

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2019

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer

ArcelorMittal
Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2019

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of financial position
(in millions of U.S. dollars)
(unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	3,520	2,172
Restricted cash	136	182
Trade accounts receivable and other (including 406 and 366 from related parties at June 30, 2019 and December 31, 2018, respectively)	5,048	4,432
Inventories (note 3)	20,550	20,744
Prepaid expenses and other current assets	3,123	2,834
Assets held for sale (note 4)	122	2,111
Total current assets	32,499	32,475

Non-current assets:
Goodwill and intangible assets	5,480	5,728
Property, plant and equipment and biological assets (note 5)	36,725	35,638
Investments in associates and joint ventures	5,026	4,906
Other investments	855	855
Deferred tax assets	8,412	8,287
Other assets	3,369	3,360
Total non-current assets	59,867	58,774
Total assets	92,366	91,249

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	3,107	3,167
Trade accounts payable and other (including 223 and 201 to related parties at June 30, 2019 and December 31, 2018, respectively)	14,418	13,981
Short-term provisions (note 10)	476	539
Accrued expenses and other liabilities	4,791	4,709
Income tax liabilities	282	238
Liabilities held for sale (note 4)	35	821
Total current liabilities	23,109	23,455

Non-current liabilities:
Long-term debt, net of current portion (note 8)	10,723	9,316
Deferred tax liabilities	2,284	2,374
Deferred employee benefits	7,043	6,982
Long-term provisions (note 10)	2,023	1,995
Other long-term obligations	3,073	3,019
Total non-current liabilities	25,146	23,686
Total liabilities	48,255	47,141

Commitments and contingencies (note 13 and note 14)

Equity (note 6):
Equity attributable to the equity holders of the parent	42,033	42,086
Non-controlling interests	2,078	2,022
Total equity	44,111	44,108
Total liabilities and equity	92,366	91,249

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of operations
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,
	2019	2018
Sales (including 4,096 and 4,234 of sales to related parties for the six months ended, June 30, 2019 and June 30, 2018, respectively)	38,467	39,184
Cost of sales (including depreciation and impairment of 2,596 and 1,509 and purchases from related parties of 578 and 518 for the six months ended June 30, 2019 and June 30, 2018, respectively)	36,664	33,921
Gross margin	1,803	5,263
Selling, general and administrative expenses	1,192	1,333
Operating income	611	3,930
Income from investments in associates, joint ventures and other investments	302	242
Financing costs - net (note 8 and note 9)	(719)	(887)
Income before taxes	194	3,285
Income tax expense (note 7)	(149)	(184)
Net income (including non-controlling interests)	45	3,101

Net (loss) income attributable to:
Equity holders of the parent	(33)	3,057
Non-controlling interests	78	44
Net income (including non-controlling interests)	45	3,101

(Loss) earnings per common share (in U.S. dollars):
Basic	(0.03)	3.01
Diluted	(0.03)	2.99

Weighted average common shares outstanding (in millions):
Basic	1,013	1,016
Diluted	1,013	1,021

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2019		2018
Net income (including non-controlling interests)		45		3,101

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	249		313
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	(214)		200
	35		513
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	396		(1,443)
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(72)		(15)
	324		(1,458)

Share of other comprehensive income related to associates and joint ventures:
Loss arising during the period	(16)		(161)
Reclassification adjustments for loss included in the condensed consolidated statements of operations	—		17
	(16)		(144)

Income tax expense related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(44)		(86)

Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain (loss) arising during the period	17		(205)
Share of other comprehensive income (loss) related to associates and joint ventures	1		(7)
	18		(212)

Income tax benefit related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations	—		150

Total other comprehensive (loss) income	317		(1,237)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	284		(1,195)
Non-controlling interests	33		(42)
		317		(1,237)
Total comprehensive income		362		1,864
Total comprehensive income attributable to:
Equity holders of the parent		251		1,862
Non-controlling interests		111		2
Total comprehensive income		362		1,864
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of changes in equity
(in millions of U.S. dollars, except share data)
(unaudited)

						Reserves
						Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2017	1,020	401	(362)	34,848	20,635	(13,942)	(93)	823	(3,521)	38,789	2,066	40,855
Net income (including non-controlling interests)	—	—	—	—	3,057	—	—	—	—	3,057	44	3,101
Other comprehensive income (loss)	—	—	—	—	—	(1,496)	363	(212)	150	(1,195)	(42)	(1,237)
Total comprehensive income (loss)	—	—	—	—	3,057	(1,496)	363	(212)	150	1,862	2	1,864
Recognition of share-based payments	—	—	11	6	—	—	—	—	—	17	—	17
Dividend	—	—	—	—	(101)	—	—	—	—	(101)	(53)	(154)
Share buyback	(7)	—	(226)	—	—	—	—	—	—	(226)	—	(226)
Change in share capital currency	—	(37)	—	37	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	(21)	—	—	—	—	(21)	—	(21)
Balance at June 30, 2018	1,013	364	(577)	34,891	23,570	(15,438)	270	611	(3,371)	40,320	2,015	42,335

Balance at December 31, 2018	1,014	364	(569)	34,894	25,611	(16,116)	639	212	(2,949)	42,086	2,022	44,108
Net income (including non-controlling interests)	—	—	—	—	(33)	—	—	—	—	(33)	78	45
Other comprehensive income (loss)	—	—	—	—	—	290	(7)	1	—	284	33	317
Total comprehensive income (loss)	—	—	—	—	(33)	290	(7)	1	—	251	111	362
Recognition of share-based payments	2	—	54	(65)	—	—	—	—	—	(11)	—	(11)
Dividend	—	—	—	—	(203)	—	—	—	—	(203)	(55)	(258)
Share buyback (see note 6)	(4)	—	(90)	—	—	—	—	—	—	(90)	—	(90)
Balance at June 30, 2019	1,012	364	(605)	34,829	25,375	(15,826)	632	213	(2,949)	42,033	2,078	44,111

1.	Excludes treasury shares

2.	In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of cash flows
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2019	2018
Operating activities:
Net income (including non-controlling interests)	45	3,101

Adjustments to reconcile net income to net cash provided by operations:
Depreciation	1,499	1,423
Impairment (note 4 and note 5)	1,097	86
Interest expense	361	356
Interest income	(46)	(33)
Income tax expense (note 7)	149	184
Income from associates, joint ventures and other investments	(302)	(242)
Provisions on pension and OPEB	224	226
Net gain on disposal of subsidiaries (note 4)	(72)	—
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 9)	61	(56)
Foreign exchange effects, write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	589	646

Changes in assets and liabilities that provided (required) cash:
Interest paid	(384)	(419)
Interest received	44	36
Cash contributions to plan assets and benefits paid for pensions and OPEB	(171)	(242)
VAT and other amounts recoverable from public authorities	313	(87)
Dividends received from associates, joint ventures and other investments	176	251
Taxes paid	(311)	(267)
Working capital, provision movements and other liabilities	(515)	(3,571)
Net cash provided by operating activities	2,757	1,392

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,816)	(1,368)
Acquisitions of net assets of subsidiaries, net of cash acquired of 3 and 11 for the six months ended June 30, 2019 and June 30, 2018 respectively (note 2)	(46)	11
Lease installments and capital expenditure refund relating to ArcelorMittal Italia acquisition (note 2)	(163)	—
Disposal of net assets of subsidiaries, net of cash (disposed) of 34 and nil for the six months ended June 30, 2019 and June 30, 2018 respectively (note 4)	518	47
Proceeds from roll over of derivative hedging the proposed acquisition of ESIL (note 9)	257	—
Other investing activities (net)	(7)	78
Net cash used in investing activities	(1,257)	(1,232)

Financing activities:
Proceeds from short-term and long-term debt	2,438	2,020
Payments of short-term and long-term debt	(2,106)	(1,283)
Share buyback (note 6)	(90)	(226)
Dividends paid	(250)	(151)
Lease payments and other financing activities	(156)	(41)
Net cash (used in) provided by financing activities	(164)	319

Net increase in cash and cash equivalents	1,336	479
Effect of exchange rate changes on cash	2	(87)
Cash and cash equivalents:
At the beginning of the period	2,172	2,574
Reclassification of the period-end cash and cash equivalents from (to) assets held for sale	10	(23)
At the end of the period	3,520	2,943
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the condensed consolidated financial statements
The condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2019 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on August 2, 2019 by the Company’s Board of Directors.
Significant accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan and Argentinian operations, for which hyperinflationary accounting is applied. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2018. The Company has adopted IFRS 16 “Leases” as of January 1, 2019, which has been applied using the modified retrospective transition approach with right-of-use assets measured at an amount equal to the lease liability recognized at January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to those leases. In addition, the Company applied the practical expedient to grandfather the definition of a lease on transition and accordingly applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 "Leases" and IFRIC 4 "Determining whether an Arrangement contains a lease". On January 1, 2019, the Company recognized additional lease liabilities (discounted at the incremental borrowing rates at that date) and right-of-use assets for an amount of $1,136 million (see note 12).

On January 1, 2019, the Company also adopted IFRIC 23 "Uncertainty over Income Tax Treatments", the amendments to IFRS 9 "Financial instruments", to IAS 28 "Investments in Associates and Joint Ventures", to IAS 19 "Employee benefits" and Annual Improvements 2015-2017, all of which do not have a material impact on its condensed consolidated financial statements.

Revised lease accounting policies following the adoption of IFRS 16 "Leases"

As a lessee, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date, except for short-term leases of twelve months or less and leases for which the underlying asset is of low value, which are expensed in the statement of operations on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate specific to the country, term and currency of the contract. Lease payments can include fixed payments, variable payments that depend on an index or rate known at the commencement date, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments in case of renegotiation, changes of an index or rate or in case of reassessments of options.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are expensed to the statement of operations in the period in which the events or conditions which trigger those payments occur.

In the statement of financial position right-of-use assets and lease liabilities are classified respectively as part of property, plant and equipment and short-term/long-term debt.

Use of judgment and estimates

The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – ACQUISITIONS
Ilva
On November 1, 2018, ArcelorMittal completed the acquisition of Ilva S.p.A. and certain of its subsidiaries ("Ilva") following the signature on June 28, 2017 of a lease agreement with an obligation to purchase between the Italian Government and AM InvestCo Italy S.p.A. ("AM InvestCo"), a consortium formed by ArcelorMittal and Intesa San Paolo S.p.A. ("ISP") with respective interests of 94.45% and 5.55%. The completion of the acquisition followed ArcelorMittal's notification to the European Commission of AM InvestCo's proposed acquisition of Ilva on September 21, 2017 and the submission of commitments on October 19, 2017. The European Commission initiated a Phase II review of AM InvestCo’s proposed acquisition of Ilva on November 8, 2017 and approved the transaction on May 7, 2018 subject to the fulfillment of divestment commitments which were subsequently completed (see note 4) and the exit of Marcegaglia from AM InvestCo (Marcegaglia held initially a 15% interest in AM InvestCo) completed on November 9, 2018.
Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. As a result of the lease agreement, the assets and liabilities subject to the transaction are leased by subsidiaries of AM InvestCo, including ArcelorMittal Italia S.p.A., which combines the sites of Taranto, Novi Ligure and Genova. The nominal purchase price amounts to €1.8 billion (2.1 billion) subject to certain adjustments including working capital adjustment, with annual leasing costs of €180 million (206) resulting in a present value of 1,540 at acquisition date. The total consideration includes a 54 liability corresponding to environmental capital expenditures already completed by Ilva and which will be refunded by ArcelorMittal to Ilva. In September 2018, Ilva's trade unions ratified a labor agreement following which ArcelorMittal committed to initially hire 10,700 workers based on their existing contractual terms of employment. In addition, between 2023 and 2025, the Company has committed to hire any workers who remain under Ilva’s extraordinary administration. Ilva’s business units are initially leased with rental payments qualifying as down payments against the purchase price and are part of the Europe reportable segment. The lease period is for a minimum of four years followed by a subsequent purchase obligation. The Company accounted for this transaction as a business combination as it obtained control of the business subject to the lease.
ISP's interest is subject to put and call option arrangements exercisable by ISP and ArcelorMittal between November 1, 2020 and November 1, 2025 and between November 1, 2021 and November 1, 2025, respectively. The Company determined that it has a present ownership interest in the shares subject to the put option. Accordingly, it recognized at acquisition date a 122 financial liability measured at the present value of the redemption amount.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Following the closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities of Ilva was determined on a provisional basis, in particular with respect to property, plant and equipment, environmental provisions, indemnification asset, tax implications and working capital balances at closing date. The finalization of the acquisition-date fair values, for which there was no update in the first half of 2019, remained open as of June 30, 2019 and the Company expects to complete its accounting during the second half of 2019.
On June 28, 2019, the Italian Parliament ratified a law decree enacted by the Government, which has removed the protection for criminal liability related to public health and safety and workplace security issues and, as from September 7, 2019, will also remove such protection as it relates to environmental issues. ArcelorMittal considers that the removal of this protection could impair any operator’s ability to operate the Taranto plant of ArcelorMittal Italia while implementing the €1.15 billion environmental investment program approved by the Italian Government in September 2017. According to the legal framework in force at the time of signing and closing of the lease agreement, Ilva’s insolvency trustees, as well as the lessee and purchaser of Ilva’s assets, were granted protection from possible criminal liability related to environmental, health and safety and workplace security issues at Ilva’s Taranto plant, pending the timely implementation of the environmental investment program. In September 2017 and then August 2018, the Italian State Solicitor-General issued an opinion confirming that the term of the protection coincided with the term of the Company’s environmental plan, namely to August 23, 2023. ArcelorMittal remains in discussions with the Italian authorities on this matter, in view of reaching before September 7, 2019 an appropriate solution compatible with the continued operation of the Taranto plant.
Votorantim
On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The combination of ArcelorMittal Brasil's long steel business and AMSF aims to create cost, logistical and operational synergies. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Juiz de Fora and Piracicaba, and AMSF’s production sites at Barra Mansa, Resende and its 50% interest in the joint venture Sitrel in Três Lagoas. On February 7, 2018, the Brazilian antitrust authority CADE approved the transaction, conditioned to the fulfillment of divestment commitments by ArcelorMittal Brasil which were completed in May 2018. The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1, 2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date a 328 financial liability at amortized cost and measured at the present value of the redemption amount. The Company completed its acquisition-date fair value of the identifiable assets and liabilities of AMSF in the first half of 2019 and recognized an increase of 8 in goodwill and other liabilities following a revised measurement of contingent liabilities. Other non-current assets include an 83 indemnification asset towards Votorantim S.A. relating to contingent liabilities of 93 and an 82 investment in Sitrel. Other liabilities include unfavorable contracts for 293 and borrowings of 211. Current assets include cash and receivables for 13 and 141, respectively (including trade receivables of 92 with gross contractual amounts of 108 and contractual cash flows not expected to be collected of 16). The Company recognized acquisition-related costs of 8 in selling, general and administrative expenses in 2018.
Münker
On June 4, 2019, the Company completed the acquisition of Münker Metallprofile GmbH ("Münker") for a total consideration of €48 million (54) of which €44 million (46 net of cash acquired of 3) was paid at closing and €5 million (5) payable contingent upon certain criteria. The acquisition of Münker will strengthen ArcelorMittal Downstream Solutions' construction business within the Europe segment. Following the recent closing of the transaction, the acquisition-date fair value of identifiable assets and liabilities of Münker has been determined on a provisional basis as of June 30, 2019, in particular with respect to intangible assets. The Company expects to complete its accounting during the second half of 2019. Revenue and net profit/loss since acquisition date were 5 and nil, respectively. Revenue and net loss attributable to the equity holders of the parent, of the Company, for six months ended June 30, 2019 were 38,497 and 32, respectively, as though the acquisition date of Münker had been as of January 1, 2019.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The table below summarizes the final acquisition-date fair value of the assets acquired and liabilities assumed for AMSF and the provisional estimate for Münker as of June 30, 2019:

	AMSF	Münker
Current assets	262	22
Property, plant and equipment	600	31
Intangible assets	19	—
Other non-current assets	252	—
Total assets acquired	1,133	53
Deferred tax liabilities	(45)	—
Other liabilities	(792)	(15)
Total liabilities acquired	(837)	(15)
Net assets acquired	296	38
Consideration paid, net	—	46
Consideration payable	328	5
Goodwill	32	13

NOTE 3 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2019 and December 31, 2018, is comprised of the following:

	June 30, 2019	December 31, 2018
Finished products	6,948	7,464
Production in process	4,834	4,596
Raw materials	6,614	6,822
Manufacturing supplies, spare parts and other [1]	2,154	1,862
Total	20,550	20,744

1.
Manufacturing supplies, spare parts and other consist of spare parts of 1.5 billion and manufacturing and other of 0.6 billion as of June 30, 2019. Manufacturing supplies, spare parts and other consist of spare parts of 1.3 billion and manufacturing and other of 0.6 billion as of December 31, 2018.

The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense was 378 and 166 during the six months ended June 30, 2019 and 2018, respectively.

NOTE 4 – DIVESTMENTS AND ASSETS HELD FOR SALE
Divestments
On May 7, 2018, the European Commission approved the acquisition of Ilva. As part of the approval, ArcelorMittal agreed to divest certain of its European assets (“Ilva remedies”) which are part of the Europe reportable segment. The Ilva remedies are comprised of the following three divestment packages.

The Dudelange and Liège divestment package is composed of ArcelorMittal Dudelange and certain finishing facilities of ArcelorMittal Liège in Belgium including the hot dipped galvanizing lines 4 and 5 in Flémalle, hot-rolled pickling, cold rolling and tin packaging lines in Tilleur.

The Galati divestment package is mainly composed of the integrated steel making site of ArcelorMittal Galati S.A., ArcelorMittal Tubular Products Galati SRL, both in Romania, ArcelorMittal Skopje AD in North Macedonia and ArcelorMittal Piombino S.p.A. in Italy, the Company’s only galvanizing steel plant in Italy.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Ostrava divestment package is mainly composed of the integrated steel making site of ArcelorMittal Ostrava a.s. and its subsidiary, ArcelorMittal Tubular Products Ostrava a.s.

On June 30, 2019, ArcelorMittal completed the sale of the Ilva remedies to Liberty House Group ("Liberty"). The total consideration which consists of amounts payable upon closing and deferred consideration in part contingent upon certain criteria, net of €110 million (125) deposited in escrow is €740 million (842) subject to customary closing adjustments. Of this total amount, €610 million (694) was received on June 28, 2019. The escrow is to be used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process.

During 2019, prior to the completion of the disposal, the Company recorded an impairment charge in cost of sales of 497 to adjust the carrying amount of the disposal group to the sale proceeds of 692 including a cash consideration of 518 (694, net of cash disposed of 34, the escrow deposit of 125 and proceeds of 17 paid to a joint venture of the Company) and 174 outstanding recognized at present value and fair value of contingent consideration. The Company also assigned receivables of 404 mainly comprised of cash pooling balances to Liberty. The fair value measurement of Ilva remedies was determined using the contract price, a Level 3 unobservable input, which was revised in the first half of 2019.

The table below provides details of the significant divestment made in 2019:

Ilva remedies
Other current assets	1,386
Property, plant and equipment	178
Other assets	11
Total assets	1,575
Current liabilities	1,046
Other long-term liabilities	241
Total liabilities	1,287
Total net assets	288
Assigned receivables	404
Net assets disposed	692
Cash consideration received, net of escrow deposit and cash disposed	518
Consideration receivable	174
Reclassification of foreign exchange translation difference	72
Gain on disposal	72

Assets held for sale
The assets and liabilities of the Steelton facility in the United States remained classified as held for sale at June 30, 2019.
The table below provides details of the assets and liabilities classified as held for sale after elimination of intra-group balances in the consolidated statements of financial position:

Steelton
Total current assets	43
Property, plant and equipment	79
Total Assets	122
Total current liabilities	18
Other non-current liabilities	17
Total Liabilities	35

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT
During the six months ended June 30, 2019, the Company recognized an impairment charge for property, plant and equipment amounting to 600 relating to ArcelorMittal USA in the NAFTA reportable segment as a result of a downward revision of cash flow projections. The pre-tax discount rate was 13.98% (2018 pre-tax discount rate was 16.91%) and the remaining carrying value of the property, plant and equipment was 3,213 as of June 30, 2019.

NOTE 6 – EQUITY AND NON-CONTROLLING INTERESTS
Authorized shares
Authorized share capital remained at 411 represented by 1,151,576,921 ordinary shares without nominal value as of June 30, 2019 and December 31, 2018.
Share capital
There was no change in the aggregate number of shares issued and fully paid up which continues to amount to 1,021,903,623 as of June 30, 2019 and December 31, 2018.
Dividends
On May 7, 2019 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.20 per share. The dividend amounted to 204 (203 net of dividends paid to subsidiaries holding treasury shares), and was paid on June 13, 2019.
Share buyback
On February 19, 2019, ArcelorMittal announced the completion of its share buyback program on February 15, 2019. ArcelorMittal repurchased 4 million shares for a total value of €80 million (90) at an average price per share of €19.89 (equivalent to $22.42).
Treasury shares
ArcelorMittal held 9.9 million and 8.3 million treasury shares as of June 30, 2019 and December 31, 2018, respectively.
NOTE 7 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other post retirement benefits.
The income tax expense was 149 and 184 for the six months ended June 30, 2019 and 2018, respectively. The tax expense of 149 for the six months ended June 30, 2019 includes a tax benefit of 387 resulting from higher future taxable income projections in Luxembourg in connection with interest income from lending activities to subsidiaries, offset in part by a 340 tax expense resulting from the reduction of the Luxembourg tax rate.
The tax expense of 184 for the six months ended June 30, 2018 included a 603 deferred tax benefit resulting from the recognition of deferred tax assets following the change in share capital currency of ArcelorMittal S.A. with respect to the main Luxembourg tax integration as the revised taxable income projections in U.S. dollar terms reflected a change in the foreign currency exposure of the different revenue streams.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 8 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2019	December 31, 2018
Short-term bank loans and other credit facilities including commercial paper[1]	2,271	1,968
Current portion of long-term debt	520	1,130
Lease obligations	316	69
Total	3,107	3,167

1.	The weighted average interest rate on short-term borrowings outstanding was 1.3% and 1.3% as of June 30, 2019 and December 31, 2018, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
On April 26, 2019, ArcelorMittal amended a €300 million (341) term loan with a financial institution to extend the maturity to April 30, 2020.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. As of June 30, 2019, the facilities, totaling 0.9 billion, remain fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2019, the outstanding amount was 1,516.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2019	December 31, 2018
Corporate
5.5 billion Revolving Credit Facility	2023	Floating		—	—
€750 million Unsecured Notes[2]	2019	Fixed	3.00%	—	858
500 Unsecured Notes	2020	Fixed	5.13%	324	324
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	230	228
€600 million Unsecured Notes	2020	Fixed	2.88%	681	685
1.0 billion Unsecured Bonds	2020	Fixed	5.25%	624	623
1.5 billion Unsecured Notes	2021	Fixed	5.50%	754	754
€500 million Unsecured Notes	2021	Fixed	3.00%	567	570
€750 million Unsecured Notes	2022	Fixed	3.13%	851	856
1.1 billion Unsecured Notes	2022	Fixed	6.25%	656	656
€500 million Unsecured Notes	2023	Fixed	0.95%	565	568
€750 million Unsecured Notes[3]	2024	Fixed	2.25%	848	—
500 Unsecured Notes	2025	Fixed	6.13%	498	497
750 Unsecured Notes[4]	2026	Fixed	4.55%	744	—
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	671	670
1.0 billion Unsecured Notes	2041	Fixed	6.75%	428	428
Other loans	2020 - 2021	Fixed	1.25% - 3.46%	198	114
EIB loan	2025	Fixed	1.16%	382	401
7.0 billion Essar Acquisition Bridge Facility[5]	2020	Floating	3.31%	—	1,000
Other loans	2019 - 2035	Floating	0.00% - 4.35%	699	639
Total Corporate				9,720	9,871

Americas
Other loans	2019 - 2026	Fixed/Floating	2.50% - 10.00%	78	84
Total Americas				78	84

Europe, Asia & Africa
EBRD facility[6]	2024	Floating	4.10% - 4.40%	175	50
Other loans	2019 - 2027	Fixed/Floating	0.00% - 5.76%	92	86
Total Europe, Asia & Africa				267	136

Total				10,065	10,091
Less current portion of long-term debt				(520)	(1,130)

Total long-term debt (excluding lease obligations)				9,545	8,961
Long-term lease obligations [7]				1,178	355
Total long-term debt, net of current portion				10,723	9,316

1.
Rates applicable to balances outstanding at June 30, 2019, including the effect of decreases following upgrades. For debt that has been redeemed in its entirety during first half of 2019, the interest rate refers to the rates at the repayment date. On February 1, 2018, S&P upgraded ArcelorMittal’s credit rating and placed it on stable outlook. On June 22, 2018, Moody's upgraded ArcelorMittal’s credit rating and placed it on stable outlook. On July 13, 2018, Fitch upgraded ArcelorMittal’s credit rating and placed it on stable outlook.

2.	Amount outstanding was repaid at the original maturity, March 25, 2019.

3.	New issuance of €750 million Notes on January 17, 2019 maturing in 2024.

4.	New issuance of 750 Notes on March 11, 2019, maturing in 2026.

5.	Amount outstanding in 2018 was repaid on March 22, 2019 and March 29, 2019

6.	Draw-down of 125 on June 21, 2019.

7.	Net of current portion of 316 and 69 as of June 30, 2019 and December 31, 2018, respectively. Further information regarding leases is provided in note 12 - Leases.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Corporate
5.5 billion revolving credit facility
On December 19, 2018, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). This Facility replaced the 5.5 billion revolving credit facility dated April 30, 2015, which was amended and extended on December 21, 2016. The agreement incorporates a single tranche of 5.5 billion maturing on December 19, 2023 , with two one-year extension options (i.e. the options to extend are in the first and second years end of 2019 and end of 2020). The Facility may be used for general corporate purposes. As of June 30, 2019, the 5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the 500 revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 and on September 30, 2014 to reduce its amount to 450 and to 350, respectively. On July 31, 2019, the Company refinanced its Letter of Credit Facility by entering into a 350 revolving multi-currency letter of credit facility, which matures on July 31, 2022.

Bonds
On January 17, 2019, ArcelorMittal issued €750 million (854) 2.25% Notes due 2024. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Program ("EMTN"). The proceeds of the issuance were used for general corporate purposes.

On March 11, 2019, ArcelorMittal issued 750 4.55% Notes due 2026 under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission. The proceeds of the issuance were used towards repayment of existing debt including the 1 billion outstanding under a 7 billion term facilities agreement entered into in connection with the proposed acquisition of Essar Steel India Limited ("ESIL") through a joint venture with Nippon Steel Corporation.

On March 25, 2019, at maturity, ArcelorMittal repaid its €750 million (854) Fixed Rate Notes.
On July 4, 2019, ArcelorMittal completed the issuance of €250 million (285) of its 2.25% Fixed Rate Notes due 2024, which will be consolidated and form a single series with the existing €750 million 2.25% Fixed Rate Notes due 2024 originally issued on January 17, 2019 under its €10 billion EMTN Program. The proceeds of the issuance were used for general corporate purposes.
On July 16, 2019, ArcelorMittal issued 750 of its 3.60% Notes due 2024 and 500 of its 4.25% Notes due 2029. ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes including future repayment of existing indebtedness and to partially pre-fund commitments under the ESIL acquisition financing facility.
On July 30, 2019, ArcelorMittal confirmed that it had given notice that it would redeem all of the outstanding 324 of its 500 5.125% Notes due June 1, 2020 and the outstanding 626 of its 1 billion 5.250% Notes due August 5, 2020. The settlement will occur on August 30, 2019.

European Investment Bank (“EIB”) loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2019, €335 million (382) was outstanding.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Other loans
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due 8½ years after the starting date of the credit facility (which means the earlier of (a) the date of issue of the provisional acceptance certificate for the hot strip mill and (b) June 30, 2021). The outstanding amount in total as of June 30, 2019 was €56 million (64).
On April 1, 2019, ArcelorMittal entered into an agreement for financing with a financial institution for net proceeds of CAD 197 million (151) with repayment over several dates in 2020 and 2021.
On May 21, 2019, the Company entered into a bilateral term loan due May 20, 2022. The bilateral term loan was fully drawn on June 3, 2019, for an amount of €125 million (142).
On July 1, 2019, ArcelorMittal completed the offering of a €450 million (512) variable rate loan in the German Schuldschein market. The proceeds of the issuance were used for general corporate purposes.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2019, 175 was drawn.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 25, 2019 and now matures on July 25, 2022. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2019, 1.8 billion South African rand (127) was drawn.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.
The other loans relate to various debt with banks and public institutions.

Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€5,486 million as of June 30, 2019) as a hedge of certain euro denominated investments (€9,126 million as of June 30, 2019) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2019, the Company recognized 39 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2019.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	3,520	—	3,520	—	—	—
Restricted cash *	136	—	136	—	—	—
Trade accounts receivable and other	5,048	—	4,463	—	585	—
Inventories	20,550	20,550	—	—	—	—
Prepaid expenses and other current assets	3,123	1,653	1,008	—	—	462
Assets held for sale	122	122	—	—	—	—
Total current assets	32,499	22,325	9,127	—	585	462

Non-current assets:
Goodwill and intangible assets	5,480	5,480	—	—	—	—
Property, plant and equipment and biological assets	36,725	36,669	—	56	—	—
Investments in associates and joint ventures	5,026	5,026	—	—	—	—
Other investments	855	—	—	—	855	—
Deferred tax assets	8,412	8,412	—	—	—	—
Other assets	3,369	392	1,293	1,122	—	562
Total non-current assets	59,867	55,979	1,293	1,178	855	562
Total assets	92,366	78,304	10,420	1,178	1,440	1,024

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,107	—	3,107	—	—	—
Trade accounts payable and other	14,418	—	14,418	—	—	—
Short-term provisions	476	450	26	—	—	—
Accrued expenses and other liabilities	4,791	1,584	2,982	—	—	225
Income tax liabilities	282	282	—	—	—	—
Liabilities held for sale	35	35	—	—	—	—
Total current liabilities	23,109	2,351	20,533	—	—	225

Non-current liabilities:
Long-term debt, net of current portion	10,723	—	10,723	—	—	—
Deferred tax liabilities	2,284	2,284	—	—	—	—
Deferred employee benefits	7,043	7,043	—	—	—	—
Long-term provisions	2,023	2,011	12	—	—	—
Other long-term obligations	3,073	494	1,945	—	—	634
Total non-current liabilities	25,146	11,832	12,680	—	—	634

Equity:
Equity attributable to the equity holders of the parent	42,033	42,033	—	—	—	—
Non-controlling interests	2,078	2,078	—	—	—	—
Total equity	44,111	44,111	—	—	—	—
Total liabilities and equity	92,366	58,294	33,213	—	—	859
*    Restricted cash of 136 includes a cash deposit of 88 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2019, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	797	—	58	855
Trade accounts receivable and other subject to TSR programs*	—	—	585	585
Derivative financial current assets	—	462	—	462
Derivative financial non-current assets	—	140	422	562
Total assets at fair value	797	602	1,065	2,464
Liabilities at fair value:
Derivative financial current liabilities	—	148	77	225
Derivative financial non-current liabilities	—	131	503	634
Total liabilities at fair value	—	279	580	859
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	793	—	62	855
Trade accounts receivable and other subject to TSR programs*	—	—	475	475
Derivative financial current assets	—	617	—	617
Derivative financial non-current assets	—	126	483	609
Total assets at fair value	793	743	1,020	2,556
Liabilities at fair value:
Derivative financial current liabilities	—	75	115	190
Derivative financial non-current liabilities	—	131	577	708
Total liabilities at fair value	—	206	692	898

* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives

Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2019 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Interest rate swaps - fixed rate borrowings/loans	—	—	46	(2)
Other interest rate instruments	40	—	11	—
Total interest rate instruments		—		(2)

Foreign exchange rate instruments
Forward purchase of contracts	7,060	109	3,760	(18)
Forward sale of contracts	588	18	1,192	(9)
Currency swaps sales	—	—	1,200	(93)
Exchange option purchases	4,204	38	140	(1)
Exchange options sales	600	14	2,993	(13)
Total foreign exchange rate instruments		179		(134)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	321	15	1,471	(76)
Term contracts purchases	1,694	408	1,021	(67)
Options sales/purchases	6	—	6	—
Total raw materials (base metal), freight, energy, emission rights		423		(143)
Total		602		(279)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2018 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	2,005	66	1,258	(13)
Forward sale of contracts	5,810	252	724	(9)
Currency swaps purchases	—	—	—	—
Currency swaps sales	—	—	1,000	(101)
Exchange option purchases	2,000	71	43	—
Exchange options sales	234	3	1,000	(35)
Total foreign exchange rate instruments		392		(158)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	79	4	24	(6)
Term contracts purchases	1,524	347	739	(42)
Total raw materials (base metal), freight, energy, emission rights		351		(48)
Total		743		(206)

In October 2018, the Company entered into hedging programs including non deliverable forwards and non deliverable options for a nominal amount of $5.9 billion in order to hedge the volatility between Indian Rupee and U.S. dollar in relation to the proposed acquisition of ESIL.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Derivative financial non-currents assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
Derivative financial non-current liabilities classified as Level 3 relate to a pellet purchase agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts. As of March 1, 2018, the Company designated a portion of the embedded derivative as a cash flow hedge of the contractually specified hot-rolled coiled steel index price risk associated with the Company’s forecasted steel sales.
The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the put option granted to ISP, the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment included in the pellet purchase agreement as of June 30, 2019 and June 30, 2018:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement	Put option with ISP	Total
Balance as of December 31, 2017	984	(264)		720
Change in fair value	56	(90)		(34)
Balance as of June 30, 2018	1,040	(354)		686

Balance as of December 31, 2018	483	(568)	(124)	(209)
Change in fair value	(61)	111	1	51
Balance as of June 30, 2019	422	(457)	(123)	(158)

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 10 – PROVISIONS
Provisions as of June 30, 2019 and December 31, 2018 are comprised of the following:

	June 30, 2019	December 31, 2018
Environmental	1,228	1,228
Asset retirement obligations	444	422
Site restoration	137	141
Staff related obligations	196	201
Voluntary separation plans	15	38
Litigation and contingencies (see note 14)	329	369
Tax claims	94	120
Other legal claims and contingencies	235	249
Commercial agreements and onerous contracts	45	34
Other	105	101
Total	2,499	2,534
Short-term provisions	476	539
Long-term provisions	2,023	1,995
Total	2,499	2,534

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM is the CEO Office - comprising the Chairman and Chief Executive Officer, Mr. Lakshmi N. Mittal and the President and Chief Financial Officer of ArcelorMittal, Mr. Aditya Mittal.
These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:

•
NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•
Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•
Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•	ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa, Ukraine and the Commonwealth of Independent States; and

•
Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2019
Sales to external customers	10,116	3,516	20,798	3,343	662	32	—	38,467
Intersegment sales**	24	766	92	208	1,888	178	(3,156)	—
Operating income (loss)	(323)	473	(290)	178	770	(112)	(85)	611
Depreciation and amortization	271	149	622	166	220	71	—	1,499
Impairment	600	—	497	—	—	—	—	1,097
Capital expenditures	326	164	690	252	240	144	—	1,816
Six months ended June 30, 2018
Sales to external customers	10,057	3,553	21,056	3,944	525	49	—	39,184
Intersegment sales**	51	626	112	265	1,564	132	(2,750)	—
Operating income (loss)	968	584	1,433	602	440	(120)	23	3,930
Depreciation and amortization	263	143	610	158	214	35	—	1,423
Impairment	—	86	—	—	—	—	—	86
Capital expenditures	270	83	539	234	226	16	—	1,368

*    Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**    Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2019	2018
Operating income	611	3,930
Income from investments in associates, joint ventures and other investments	302	242
Financing costs - net	(719)	(887)
Income before taxes	194	3,285
Income tax expense	(149)	(184)
Net income (including non-controlling interests)	45	3,101

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2019	2018
Americas
United States	8,472	8,052
Brazil	2,580	2,388
Canada	1,595	1,707
Mexico	1,056	1,059
Argentina	465	580
Others Americas	601	648
Total Americas	14,769	14,434

Europe
Germany	3,254	3,527
France	2,321	2,399
Poland	2,108	2,387
Spain	2,139	2,343
Italy	2,368	1,675
Turkey	770	941
Czech Republic	755	935
United Kingdom	784	756
Belgium	722	673
Russia	487	656
Netherlands	591	614
Romania	408	354
Others Europe	2,785	2,954
Total Europe	19,492	20,214

Asia & Africa
South Africa	1,224	1,555
Morocco	296	334
Egypt	184	104
Rest of Africa	694	549
China	368	311
Kazakhstan	226	275
South Korea	195	173
India	54	54
Rest of Asia	965	1,181
Total Asia & Africa	4,206	4,536

Total	38,467	39,184

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2019	2018
Flat products	24,062	24,136
Long products	7,384	8,160
Tubular products	1,189	1,104
Mining products	662	525
Others	5,170	5,259
Total	38,467	39,184

Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2019 and 2018, respectively:

Six months ended June 30, 2019	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	9,712	3,283	18,917	3,008	—	—	34,920
Non-steel sales [1]	63	24	427	101	645	—	1,260
By-product sales [2]	59	42	454	68	—	—	623
Other sales [3]	282	167	1,000	166	17	32	1,664
Total	10,116	3,516	20,798	3,343	662	32	38,467

Six months ended June 30, 2018	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	9,684	3,336	19,204	3,561	—	—	35,785
Non-steel sales [1]	70	23	412	104	508	—	1,117
By-product sales [2]	61	50	485	99	—	—	695
Other sales [3]	242	144	955	180	17	49	1,587
Total	10,057	3,553	21,056	3,944	525	49	39,184

1.    Non-steel sales mainly relate to iron ore, coal, scrap and electricity;
2.    By-products sales mainly relate to slag, waste and coke by-products;
3.    Other sales are mainly comprised of shipping and other services.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 12 – LEASES
As described in note 1, on January 1, 2019, the Company adopted IFRS 16 "Leases", which resulted in the recognition of lease liabilities and right-of-use assets for operating lease contracts with fixed terms and future minimum lease payments as summarized in the following table:

TOTAL
Non-cancellable operating lease commitments as of December 31, 2018*	1,869
Recognition exemption for leases of low-value assets	(58)
Recognition exemption for short-term leases	(20)
Undiscounted operating lease commitments as of January 1, 2019	1,791
Effects of discounting using incremental borrowing rates (weighted average rate of 4.7%)	(632)
Lease liabilities related to assets held for sale	(23)
Additional lease liabilities as of January 1, 2019 from leases previously classified as operating leases in accordance with IAS 17	1,136
* As reported in the consolidated financial statements for the year ended December 31, 2018 - note 8.4

Following the application of the modified retrospective method at the date of implementation of IFRS 16 on January 1, 2019, whereby right-of-use assets of 1,405 were measured at an amount equal to the lease liabilities of 1,136, increased by 77 related to favorable terms of operating leases acquired as part of previous business combinations and 192 related to amounts prepaid for the right of use of land, both reclassified from intangible assets. There was no impact on deferred tax assets and deferred tax liabilities as the corresponding deferred tax assets and deferred tax liabilities attributable to the lease liabilities and right-of-use assets relate to income taxes levied by the same taxation authority within the same legal entity and were therefore offset.
For leases that were classified as finance leases applying IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of initial application is the carrying amount of the lease asset and lease liability immediately before that date measured applying IAS 17 on December 31, 2018. The carrying amount of finance lease assets and lease liabilities was 363 and 423, respectively as of December 31, 2018. Accordingly, the total right-of-use assets and lease liabilities as of January 1, 2019 were 1,768 and 1,559, respectively.
There were no impacts on retained earnings upon implementation of IFRS 16.
The lease liabilities were 1,494 as of June 30, 2019. The corresponding interest expense for the six months ended June 30, 2019, amounted to 51. The portion of the lease payments recognized as a reduction of the lease liabilities and as a cash outflow from financing activities amounted to 156 for the six months ended June 30, 2019.
The maturity of the lease liabilities as of June 30, 2019, is as follows:

	<= 1 year	1-3 Years	4-5 years	> 5 years	TOTAL
Maturities of lease liabilities	316	481	285	412	1,494

The right-of-use assets as of June 30, 2019 and the depreciation and impairment charges for the six months ended June 30, 2019 amounted to 1,649 and 197 respectively, and are shown below by underlying class of asset:

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Carrying amount	Depreciation and impairment charges
Land, buildings and improvements	864	(55)
Machinery, equipment and others	785	(142)
Total	1,649	(197)

The additions to right-of-use assets amounted to 54 for the six months ended June 30, 2019.
The Company recognizes the expenses of short-term leases and leases of low-value assets on a straight-line basis over the lease term. The expenses related to short-term leases and leases of assets of low value were 92 and 33, respectively, for the six months ended June 30, 2019.
Expenses related to variable lease payments not included in the measurement of lease liabilities were 29 for the six months ended June 30, 2019.
There were neither income from subleasing right-of-use assets nor gains or losses from sales and leaseback for the six months ended June 30, 2019.

NOTE 13 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2019	December 31, 2018
Purchase commitments	22,578	24,594
Guarantees, pledges and other collateral	5,334	5,527
Non-cancellable operating leases*	—	1,869
Capital expenditure commitments	681	697
Other commitments	3,269	3,516
Total	31,862	36,203

*As a result of the adoption of IFRS 16 "Leases" as of January 1, 2019, the Company has recognized right–of–use assets and lease liabilities related to non–cancellable operating leases. See note 1 and 12.
Purchase commitments
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Purchase commitments include commitments given to associates for 367 and 405 as of June 30, 2019 and December 31, 2018, respectively. Purchase commitments include commitments given to joint ventures for 1,632 and 2,246 as of June 30, 2019 and December 31, 2018, respectively. Commitments given to joint ventures related to purchase of output from Tameh decreased from 1,489 as of December 31, 2018 to 927 as of June 30, 2019 mainly as a result of the sale of ArcelorMittal Ostrava a.s. (see note 4). Commitments given to joint ventures also include purchase commitments of 682 and 711 related to Enerfos as of June 30, 2019 and December 31, 2018, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 209 and 235 as of June 30, 2019 and December 31, 2018, respectively. Additionally, nil and 7 were related to guarantees given on behalf of associates and guarantees

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

of 1,057 and 1,079 were given on behalf of joint ventures as of June 30, 2019 and December 31, 2018, respectively. Guarantees given on behalf of joint ventures include 318 and 348 for the guarantee issued on behalf of Calvert and 393 and 397 for the guarantees issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail") as of June 30, 2019 and December 31, 2018, respectively.
Due to the failure of other shareholders to provide requisite equity funding by December 31, 2018, the Company's joint venture Al Jubail's indebtedness became technically in default as of such date and remained uncured as of June 30, 2019. ArcelorMittal's guarantee of such indebtedness has not been called by the lenders, and ArcelorMittal does not currently expect it to be called. ArcelorMittal is working with the other shareholders in the joint venture to resolve the situation through their contribution of the requisite equity and currently expects the technical default to be cured in the near term. The technical default relates only to the indebtedness of the joint venture and is not expected to affect the availability or maturity of any borrowings of ArcelorMittal.
As of June 30, 2019, pledges and other collateral mainly relate to inventories and receivables pledged to secure the South African rand revolving borrowing base finance facility for the amount drawn of 127, ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 122 and mortgages entered into by the Company’s operating subsidiaries. Pledges of property, plant and equipment were 172 and 225 as of June 30, 2019 and December 31, 2018, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 350 and 380 commitments given on behalf of associates as of June 30, 2019 and December 31, 2018 and 161 and 154 commitments given on behalf of joint ventures as of June 30, 2019 and December 31, 2018, respectively.
In addition, other sureties, first demand guarantees, letters of credit, pledges and other collateral included 572 and 567 as of June 30, 2019 and as of December 31, 2018, respectively, in relation to a performance guarantee provided by the Company for the execution of the ESIL resolution plan.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure was 155 and 171 as of June 30, 2019 and December 31, 2018, respectively.
Capital expenditure commitments also include 369 and 413 as of June 30, 2019 and December 31, 2018, respectively for the 1000 three-year investment program at the Company's Mexican operations announced in 2017, which is focused on building ArcelorMittal Mexico's downstream capabilities. The main investment will be the construction of a new hot strip mill with capacity of approximately 2.5 million tonnes per annum.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, over the next 5 years, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply withe ECA requirements, ArcelorMittal Brasil may need to acquire new equipment and change some of its current operating methods and processes. The underlying costs to implement those investments are still being estimated by ArcelorMittal Brasil and the outcome of this estimate could be material. The non compliance with ECA would lead to fines amounting to maximum of 26 as of June 30, 2019 and December 31, 2018.
As of June 30, 2019, other commitments relating to the Ilva acquisition include 1,360 industrial capital expenditure commitments over a seven-year period focused on blast furnaces, steel shops and finishing lines (1,412 as of December 31, 2018) and 797 environmental capital expenditure commitments (917 as of December 31, 2018) .

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 121 and 201 as of June 30, 2019 and December 31, 2018, respectively, and mainly related to natural gas and electricity

NOTE 14 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 8.2 to the consolidated financial statements for the year ended December 31, 2018.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company's consolidated financial statements for the year ended December 31, 2018.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Tax claims
Brazil
In 2003, the Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Federal Revenue Service. The Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case except for 6,which is still pending a final decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to  163 as of December 31, 2018. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of second instance. In February 2018, the administrative tribunal of second instance found in favor of ArcelorMittal Brasil and, in June 2018, the Federal Revenue Service filed an appeal with the administrative tribunal of the third instance. In January 2019, the administrative tribunal of the third instance found in favor of ArcelorMittal Brasil. No further appeal was filed by the Federal Revenue Service within the time limit so the case is closed definitively in favor of ArcelorMittal Brasil.
In April 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 251 of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense, which was not accepted at the first administrative instance. On March 10, 2017, ArcelorMittal Brasil filed an appeal to the second administrative instance which was rejected in May 2019. ArcelorMittal Brasil is waiting to be notified of the second administrative instance decision, in order to file an appeal to the third administrative instance.
In December 2018, ArcelorMittal Brasil received a tax assessment for 155 (BRL 620 million) for the 2013-2014 tax years, principally in relation to the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007. ArcelorMittal Brasil filed a defense in the first administrative instance in January 2019 which issued an unfavorable decision in June 2019. An appeal to the second administrative instance was filed in July 2019.
In 2013, ArcelorMittal Brasil filed a lawsuit against the Federal Revenue Service disputing the basis of calculation of a tax called additional freight for the renewal of the Brazilian Merchant Navy ("AFRMM"), amounting to 55. The dispute is related to the inclusion of the unloading and land transport costs of the imported goods after landing to calculate AFRMM. In June 2013, ArcelorMittal Brasil obtained a preliminary decision allowing the Company not to pay such amount until a final decision was rendered. In February 2017, ArcelorMittal Brasil obtained a favorable decision at the judicial first instance which was upheld by the Federal Court of Appeals in February 2019. The decision is subject to further appeals. In November 2018, a related tax assessment was received from the Federal Revenue Service claiming 22 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the years 2013-2018, which were the subject matter of the preliminary decision of June 2013. In December 2018, ArcelorMittal Brasil presented its defense in the first administrative instance which in June 2019 decided in ArcelorMittal Brasil’s favor. This decision is subject to appeal. A further related tax assessment was received from the Federal Revenue Service claiming 0.3 as a penalty for alleged failure to comply with formal requirements in the import declarations delivered by the Company in the period between September and November 2013. In October 2018, ArcelorMittal Brasil presented its defense in the first administrative instance and a decision is now pending.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

For over 20 years, ArcelorMittal Brasil has been challenging the basis of the calculation of the Brazilian COFINS and PIS social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the COFINS and PIS taxes are calculated), in an amount of 4. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 49 as of December 31, 2018. In March 2017, the Supreme Court decided a separate case, not involving ArcelorMittal Brasil, on the same subject in favor of the relevant taxpayers. Such separate Supreme Court decision is of binding precedential value with respect to all similar cases, including those of ArcelorMittal Brasil. In July 2018, the second judicial instance found in favor of ArcelorMittal Brasil after applying the Supreme Court’s precedent. In December 2018, the Federal Revenue Service brought an appeal of the second judicial instance’s decision to the Supreme Court. In June 2019, the Federal Revenue Service’s appeal was dismissed in a final and unappealable decision in favor of ArcelorMittal Brasil.
In the period from 2014 to 2018, ArcelorMittal Brasil received six tax assessments from the Federal Revenue Service in the amount of 54 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. Of the six cases, two are pending decision in the first administrative instance, two had partially favorable first administrative instance decisions and await the trial of further appeals and two had unfavorable first administrative instance decisions and await the trial of further appeals. In March, 2018, the Superior Court decided a leading case, not involving ArcelorMittal Brasil, that established that the restrictive concept of inputs adopted by the tax authorities is illegal and that credits over inputs must be accepted on the basis of the criteria of essentiality or relevance towards the production process of each taxpayer. In September 2018, the Federal Union published an internal orientation for its attorneys, expressing a restrictive view of the Superior Court’s decision and determining that each individual case would be analyzed in order to decide whether the items are essential or not. In that sense, ArcelorMittal Brasil’s cases will be submitted for review by the Federal Union Attorney’s office before further decisions are taken.
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 51. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. Following the conclusion of this proceeding at the administrative level, the Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount, after taking account of a reduction of fines mentioned below, of 57, regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. In May 2017, there was a further unfavorable decision at the second administrative level in respect of the tax assessment received in April 2016. In June 2017, ArcelorMittal Comercializadora de Energia filed an appeal to the second administrative instance. This appeal was rejected in August 2017. In October and November 2017, the Company appealed in relation to both tax assessments to the judicial instance. In November 2017, the Company received a notice from the tax authority informing it of the reduction of the fines element by 18 in the second case, due to the retroactive application of a new law. In February 2019, due to the retroactive application of a new law, a reduction of the fine element of 9 was finalized in the first case.
Mexico
With respect to 2007 and 2009, the Mexican Tax Administration Service challenged the interest deduction related to certain loans and issued tax assessments to ArcelorMittal Mexico for 22 and 27, respectively. In November 2018, a Federal Administrative and Tax Justice Court ruled against the annulment complaint filed by ArcelorMittal Mexico in relation to the 2007 tax assessment and in December 2018, ArcelorMittal Mexico filed an appeal before the Collegiate Tribunal For Administrative Matters which was rejected in June 2019 according to the Court’s records but has not yet been officially notified. With respect to the 2009 tax assessment, in November 2016 ArcelorMittal Mexico filed an administrative appeal before the Administrative Authority on Federal Tax Matters which has not yet been determined.
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, alleging that ArcelorMittal Las Truchas owes  90 with respect to 2013 due to: (i) improper interest deductions relating to certain loans and (ii) non-deduction of advanced rent payments. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters which was partially rejected in June 2019 and will be appealed.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2019
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Other legal claims
Argentina
Over the course of 2007 to 2018, the Argentinian Customs Office Authority (Aduana) notified Acindar, the Company's Argentinian subsidiary, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority was seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing originally on 39 different claims concerning several shipments made between 2002 and 2014. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In March 2018, the Customs Office Authority issued a general instruction that orders customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil. This will have a material impact on the claims made against Acindar although the exact impact cannot be quantified at this stage. As of June 2019, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 118 in 23 different cases. Of these 23 cases, 5 are still in the administrative branch of the Customs Office Authority and the other 18 cases, in which the administrative branch of the Customs Office Authority ruled against Acindar, have been appealed to the Argentinian National Fiscal Court.
Canada
In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut Iron Ore Holdings and 1843208 Ontario Inc. The action alleges that the tender offer document contained certain misrepresentations and seeks damages in an aggregate amount of 764 (CAD 1 billion) or rescission of the transfer of the Baffinland securities by members of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The class certification hearings were held in January 2018, and the court certified the class in a decision dated May 18, 2018. The court also certified the statutory circular misrepresentation, insider trading, unjust enrichment and oppression claims. The court included in the class persons who tendered their Baffinland securities to the take-over bid and, for purposes of the oppression claims only, persons who sold their Baffinland securities in the secondary market after January 13, 2011. The court excluded from the class those persons who disposed of their Baffinland securities pursuant to a court ordered plan of arrangement. In June 2019, the parties entered into a settlement agreement in which the defendants agreed to pay CAD 6.5 million to the class subject to the approval of the court. The settlement contains a threshold for opt outs which, if exceeded, gives any of the defendants the right to terminate the settlement. The settlement approval hearing will be heard by the Ontario court in early September 2019.

NOTE 15 – SUBSEQUENT EVENTS
On July 16, 2019, the Company sold its 30 million shares, representing a stake of 2.6% of preferred shares, held in its investment Gerdau, an equity instrument at fair value through other comprehensive income, for 116. The carrying value of the Company's investment at June 30, 2019 was 119.